Copy No.1
FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2002

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                                   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Media Release
Section 2 - Financial Summary
Reporting Format
Divisional Statement of Financial Performance
Group Statement of Financial Performance
Cash Earnings by Region from Ongoing Operations
Statement of Financial Position
Group Key Performance Measures
Section 3 - Management Discussion and Analysis
Overview
Significant Items
Asset Quality
Profitability
Net Interest Income
Net Life Insurance Income
Other Operating Income
Operating Expenses
Income Tax Expense
Capital and Performance Measures
Performance Measures
Balance Sheet
Retail Banking
Financial Services Australia
Financial Services Europe
Financial Services New Zealand
Wholesale Financial Services
Wealth Management
Excess Capital & Group Funding
HomeSide

Section 4 - Detailed Financial Information
1. Statement of Financial Performance (Annual Report Format)
2. Net Interest Income
3. Net Interest Margins & Spreads
4. Average Balance Sheet and Related Interest
5. Gross Loans & Advances
6. Net life Insurance Income
7. Revenue
8. Expenses
9. Full Time Equivalent Employees
10. Doubtful Debts
11. Asset Quality
12. Income Tax Reconciliation
13. Significant Items
14. Wealth Management Results
15. Exchange Rates
16. Capital Adequacy
17. Risk Management
18. Financial Information for US Investors (US GAAP)
Alphabetical Index

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne
Victoria 3000
Media Release	Australia

Telephone: (03) 8641 3580
Facsimile: (03) 8641 4925

National achieves solid result in pivotal year

FINANCIAL HIGHLIGHTS

•                  Full year net profit of $3,379 million, up 62% from $2,088 million (after significant items)

•                  Ongoing banking and wealth management businesses deliver record cash earnings of $3,940 million - up 10%

•                  Australia up 17%

•                  New Zealand up 34%

•                  Europe up 11%

•                  US & Asia down

•                  Retail banking profit up 23%

•                  Wholesale Financial Services profit up 12%

•                  Wealth Management operating profit down 26%

•                  Significant items after tax of $406 million

•                  Group cash earnings per share up 4.9% to 248.2 cents

•                  Final dividend of 75 cents (90% franked). Full year dividend of 147 cents (95% franked) - up 9%

•                  Banking cost to income ratio improves  to 47.7% from 48.5%

•                  Asset quality improves: gross non-accrual loans to total loans falls to 0.62% -  lowest since 1986

•                  *EVA® up 13.7% to $1,284 million (5% target)

•                  Strong capital position - Total Capital at 10.2% and Tier 1 at 7.8%

MANAGING DIRECTOR’S REVIEW

The Managing Director and Chief Executive Officer, Frank Cicutto, said the National achieved a solid result in a pivotal year.

“In the last twelve months, we have:

•                  Strengthened and focused our banking businesses;

•                  Recapitalised and sold HomeSide in the United States;

•                  Restructured the Group into three regional banking operations and two internationally focused operations - Wholesale Financial Services and Wealth Management;

•                  Completed the integration of MLC to form an international Wealth Management division operating in six countries; and

•                  Launched a Group revitalisation and productivity program, Positioning for Growth.

“Through this period we maintained our discipline and focus and produced solid earnings momentum, improved our credit quality and continued an active program of capital management.

*EVA® is a registered trademark of Stern Stewart & Co.

“Our full year net profit of $3,379 million was up 62% on last year. The final dividend will be 75 cents (90% franked), taking the full year dividend to 147 cents (95% franked), which is 9% higher than last year.

“The success of our off-shore operations has resulted in the fall in the franking level. Future franking levels are expected to be in the range of 85-100%.

“The strength and diversity of our operations showed through with our banking units offsetting reduced second-half wealth management profits.

“The National is now a more streamlined and tightly focused financial services group that is well positioned for the future.

“We are building on our strengths to generate benefits for all stakeholders: shareholders, customers, employees, suppliers and the wider community.”

Strong earnings in ongoing businesses

“Our core banking and wealth management businesses produced record cash earnings of $3,940 million (before significant items). This is up 10% on last year and achieves our target.

“We have achieved a strong result despite lower earnings from Wealth Management in the second half.

“The National’s retail banking businesses demonstrated their earnings strength, collectively delivering 23% growth on last year.

“Profit contributions from Financial Services Australia and Financial Services New Zealand were exceptionally strong, growing at 29% and 31%, respectively.  Financial Services Europe posted a solid increase of 10%.

“The strong performance by Financial Services Australia was due to growth in lending volumes, resulting in a 7% lift in income, and a fall in the charge to provide for doubtful debts. Over the last year, we improved our share of the home loan market. Today, 17.5% of all home mortgages in Australia are held with the National.

“The excellent result for Financial Services New Zealand reflects: its success with home lending, where volumes were up 9%; higher retail deposits, up 15%, and; a reduction in expenses and provisions.

“Our banking operations in Great Britain and Ireland saw a 10% increase in profit with good growth in retail deposits - up 11%. Net interest income was 9.2% higher. The cost to income ratio fell to 49.8% from 50.6%.

“Wholesale Financial Services posted a satisfactory result in difficult trading conditions with a 12% increase in net profit to $825 million. The 23% fall in the doubtful debt charge is a pleasing outcome and reflects early action to manage our exposures in expectation of a harsher environment.

“A one-off investor compensation payment and difficult market conditions led to a decline in Wealth Management’s net profit to $132 million. The volatility in equity markets has adversely affected funds under management, sales volumes and redemptions.

“Despite the challenging environment, Wealth Management Australia’s market share in retail funds under management improved to 14.5%. (Source: ASSIRT Market Share Report as at June 2002).

Improved credit quality

“Credit discipline and a range of credit initiatives undertaken over the last two years have strengthened our asset quality.

“The ratio of gross non-accrual loans to total loans fell to 0.62% from 0.75% last year and is our best result since 1986. Our loan portfolio remains strong in respect of its rating, security coverage and diversification. Investment grade and secured lending represents 84% of the portfolio.

“Our Agribusiness portfolio is in a satisfactory position. Non-accrual loans relating to agriculture, forestry and fishing in Australia are at a 10-year low of 0.86%.  Some deterioration in asset quality as a result of the drought is expected.  However, we expect this to be manageable given lower gearing within the sector.

“As with previous periods of droughts and commodity price downturns, we have made a public commitment to supporting our customers via a range of assistance measures.

“Our home loan book continues to perform satisfactorily with low rates of delinquency and write-offs relative to historical levels.

Significant Items and Productivity Initiatives

“Our results include significant items after tax totalling $406 million, which are mostly attributable to Positioning for Growth, including $230 million related to redundancy costs and $144 million due to other costs associated with the implementation of Positioning for Growth and related restructuring activities.

“In addition, there is a $38 million (after-tax) writedown on the value of the Group’s Integrated Systems Implementation (ISI) - in part to reflect the move from a global business model to a regional model. As at 30 September 2002, ISI has a carrying value of $294 million. Project management has been brought in-house and a regional roll-out adopted.

“Also included was a better than expected outcome on the sale of HomeSide - a $6 million profit. Previously, a loss of $104 million was forecast.

“Under Positioning for Growth, our productivity initiatives will deliver $370 million per annum in cost savings by 2004. This will primarily be demonstrated by continuing improvement in key productivity measures.

“The cost to income ratio in our banking businesses fell again during the year to 47.7%.

Active capital management

“This time last year, the National announced an active approach to capital management with an on market buyback program relating to new shares issued through the Dividend Reinvestment Plan, the Bonus Share Plan, the Share Purchase Plan and other staff and option plans.

“This year, an additional $1.75 billion was added to the buyback program and the program has been extended to September 2003.

A more balanced approach to stakeholders

“The National has almost eight million banking customers and 2.8 million wealth management customers, globally. In Australia, the National is the leading banker to small and medium enterprises and lends to approximately one in three farmers.

“We operate an extensive face to face network through more than 1,000 outlets across Australia. During the year we strengthened our arrangement with Australia Post to offer customers one of the country’s largest over the counter banking networks.

“Over half our network is located in rural and regional Australia.

“We also commenced another significant investment in 2002. Sixteen new Financial Services Centres are being established to provide financial planning, home loans and relationship banking. Two centres, Toowoomba and Marrickville, are now operational.

“Linked to the revitalisation initiatives under the Positioning for Growth program, we invested $55 million in employee training and development this year. At the heart of these initiatives is our desire to create a high performance culture that empowers people, encourages personal development and outstanding quality.

“During the year, the Group underlined its commitment to sustainability by becoming a signatory to the United Nations Environment Program Financial Institutions Initiative and in the United Kingdom, Northern Bank improved its environmental ranking to the second quintile of the top 100 companies in Northern Ireland, in part, due to evidence of energy conservation and reduced greenhouse emissions and water consumption.

“Many of us – including a number of our employees – have been affected by the terrible tragedy in Bali. The National is assisting the Australian Red Cross Bali Appeal through a $1 million donation and the collection of donations through our branch network. Approximately $4.2 million has now been collected for this appeal through the National’s channels.

Corporate Governance

“The National was the only Australian bank and one of only nine companies to achieve five stars, the highest ranking, in the Horwath 2002 Corporate Governance Report. This surveyed Australia’s top 250 listed businesses.

“A five star ranking was only awarded to companies whose “corporate governance structures were outstanding and met all best practice standards”.

“In 2002, the company’s external audit services were put out to competitive tender by the Principal Board Audit Committee. This was initiated as a matter of good corporate governance and to ensure we had access to best practice audit services. After a thorough selection process, the Board re-appointed KPMG as external auditor.

“During the year, the charter of the Principal Board Audit Committee was enhanced and fully integrated with the activities of the Subsidiary Board Audit Committees. In addition, a revised policy has been introduced which limits the range of non-audit services provided by the external auditor to those permitted under US legislation and caps their cost at two times that of statutory audit and assurance services.

“The Board has also decided to continue to issue options to reward executives for long-term performance.

“As part of its regular review of remuneration structures, the Board has decided that 50% of the value of the long-term incentive will be in the form of executive options and 50% will be performance share rights, to be introduced in the forthcoming year (2002-2003).

“The performance hurdle that has been in place for share options will continue to apply for both share options and performance share rights.

“The Group has disclosed the fair value of options in its Annual Report for the past three years. In July 2001, the International Accounting Standards Board (IASB) announced that it would review accounting for share-based payments (including employee share options). We intend to adopt the new accounting standard once it has been issued by the IASB and the Australian Accounting Standards Board.

Earnings Outlook

“We had a pivotal year and the Group is well placed for the future. Our asset quality is sound and we will continue to deliver on efficiency improvements which are under our control.

“Our plans show cash earnings per share growth of more than 10% in 2003. Given the uncertainty in markets today, guidance in the range 8-11% is considered prudent.

“We will always strive to achieve the top end of our forecast range, however, in the current environment the level of certainty that can be attached to all forecasts is reduced.”

7 November 2002

Further Information

Majella Allen	Brandon Phillips

Group Corporate Affairs	Group Corporate Affairs

0410 440 305	0419 369 058

ATTACHMENT

OPERATIONAL HIGHLIGHTS

Financial Services Australia

•                  Net profit up 29% to $1,770 million

•                  Housing volumes increased 18% or $9.2 billion

•                  Deposits up 8% to $54.7 billion

•                  Cost to Income ratio improves to 48.5% from 49.7%

Financial Services Europe

•                  Net profit up 10% to $912 million

•                  Net Interest Income up 9%

•                  Retail deposits up 11%

•                  Cost to Income ratio improves to 49.8% from 50.6%

Financial Services New Zealand

•                  Net profit up 31% to $294 million

•                  Net Interest Income up 14%

•                  Housing volumes up 9% to NZ$10.6 billion

•                  Cost to income ratio improves to 49.9% from 56.2%

Wholesale Financial Services

•                  Net profit up 12% to $825 million

•                  Total income marginally lower at $1,929 million

•                  Asset quality remains satisfactory - 84% of credit exposures investment grade or better

•                  Cost to income ratio slightly higher at 38.4% (37.2% last year)

Wealth Management

•                  Net operating profit of $284 million before revaluations

•                  Revaluation loss of $152 million reduces net profit to $132 million

•                  Performance impacted by volatility in equity markets and $45 million after tax one off compensation payment to investors

•                  Net retail inflows captured for the year to June 2002 were 22.5% up from 21.5% as at March 2002. (Source: ASSIRT Market Share Reports).

REGIONAL HIGHLIGHTS

•                  Australian cash earnings up 17% to $2,270 million

•                  Europe cash earnings up 11% to $1,147 million

•                  New Zealand cash earnings up 34% to $418 million

SECTION 2

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2002

FINANCIAL SUMMARY

Management Discussion & Analysis – Reporting Format

REPORTING FORMAT

To assist with the interpretation of the Group’s results, earnings have been reported under the following structure:

Ongoing operations

•                  Retail Banking, which comprises:

•                  Financial Services Australia

•                  Financial Services Europe

•                  Financial Services New Zealand

•                  Other (including Corporate Centre);

•                  Wholesale Financial Services;

•                  Excess Capital & Group Funding; and

•                  Wealth Management.

•                  Cash earnings by region from ongoing operations (Refer page 10 for further details)

Disposed operations

•                  HomeSide – reflecting the Board’s decision to sell SR Investment, Inc, the parent company of HomeSide Lending Inc. effective 1 October 2002 and the sale of HomeSide US’s operating platform and operating assets as at 1 March 2002.

•                  Michigan National Corporation – sold by the Group on 1 April 2001; and

•                  Other non-core operations – incorporating writedowns of e-commerce investments and closure of the Vivid business in Great Britain in April 2001.

Significant items

•                  Restructuring expense; and

•                  Profit on the sale of SR Investment, Inc.

DIVISIONAL STATEMENT OF FINANCIAL PERFORMANCE

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01
	Half Year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Ongoing Operations
Retail Banking
Financial Services Australia	889	881	0.9	1,770	1,377	28.5
Financial Services Europe	441	471	(6.4)	912	826	10.4
Financial Services New Zealand	161	133	21.1	294	224	31.3
Other (incl. Corporate Centre)	(21)	(21)	—	(42)	(50)	16.0
Retail Banking	1,470	1,464	0.4	2,934	2,377	23.4

Wholesale Financial Services	446	379	17.7	825	740	11.5

Excess Capital and Group Funding	(35)	(74)	52.7	(109)	69	large

Total Banking	1,881	1,769	6.3	3,650	3,186	14.6

Wealth Management operating profit	75	215	(65.1)	290	391	(25.8)

Cash earnings from ongoing operations before significant items	1,956	1,984	(1.4)	3,940	3,577	10.1

Non-cash items

Wealth Management revaluation profit/(loss)	(389)	237	large	(152)	333	large

Goodwill amortisation	53	48	(10.4)	101	95	(6.3)

Net profit from ongoing operations	1,514	2,173	(30.3)	3,687	3,815	(3.4)

Disposed Operations
HomeSide	(9)	107	large	98	131	(25.2)
Michigan National and other	—	—	—	—	78	large
Net profit from disposed operations	(9)	107	large	98	209	(53.1)

Net profit before significant items	1,505	2,280	(34.0)	3,785	4,024	(5.9)
Significant items after tax(1)	(389)	(17)	large	(406)	(1,936)	79.0
Net profit	1,116	2,263	(50.7)	3,379	2,088	61.8
Net profit attributable to outside equity interests	(1)	7	large	6	5	(20.0)
Net profit attributable to members of the Company	1,117	2,256	(50.5)	3,373	2,083	61.9
Distributions	92	95	3.2	187	213	12.2
Earnings attributable to ordinary shareholders	1,025	2,161	(52.6)	3,186	1,870	70.4

Add back:
Significant items after tax	389	17	large	406	1,936	79.0
Goodwill amortisation	53	48	(10.4)	101	167	39.5
Deduct:
Wealth Management revaluation (profit)/loss	389	(237)	large	152	(333)	large
Cash earnings	1,856	1,989	(6.7)	3,845	3,640	5.6
Weighted av no. of ordinary shares (million)	1,544	1,555	(0.7)	1,549	1,539	0.7
Cash earnings per share (cents)	120.3	127.9	(6.0)	248.2	236.6	4.9

(1)          March 2002 net profit has been restated to reclassify restructuring expenses incurred in the March 2002 half as a significant item. The restructuring costs were not material to the March 2002 half’s net profit but have been restated for September 2002 full year result (Financial Services Australia restated from $879 million to $881 million, Other restated from ($26 million) to ($21 million), Wholesale Financial Services restated from $373 million to $379 million and Wealth Management restated from $211 million to $215 million).

GROUP STATEMENT OF FINANCIAL PERFORMANCE

				Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01
		Half year to			Year to
		Sep 02	Mar 02		Sep 02	Sep 01
	Note	$m	$m	%	$m	$m	%
Ongoing Operations
Net interest income	2	3,629	3,573	1.6	7,202	6,676	7.9
Net life insurance income (offset in tax)(1)	6	(250)	240	large	(10)	128	large
Other operating income(2)	7	2,383	2,265	5.2	4,648	4,533	2.5
Net operating income before revaluation profit		5,762	6,078	(5.2)	11,840	11,337	4.4
Other operating expenses(3)	8	3,063	2,886	(6.1)	5,949	5,674	(4.8)
Wealth Management Investor compensation	8	64	—	large	64	—	large
Underlying profit		2,635	3,192	(17.4)	5,827	5,663	2.9
Charge to provide for doubtful debts	10	260	387	32.8	647	897	27.9
Cash earnings before tax		2,375	2,805	(15.3)	5,180	4,766	8.7
Income tax (benefit)/expense - net life insurance income (offset in net life insurance income)(1)	12	(354)	106	large	(248)	(212)	17.0
Income tax expense - other	12	773	715	(8.1)	1,488	1,401	(6.2)
Cash earnings from ongoing operations before significant items		1,956	1,984	(1.4)	3,940	3,577	10.1

Wealth Management revaluation profit/(loss)		(389)	237	large	(152)	333	large

Goodwill amortisation		53	48	(10.4)	101	95	(6.3)

Net profit from ongoing operations		1,514	2,173	(30.3)	3,687	3,815	(3.4)

Net profit from disposed operations		(9)	107	large	98	209	(53.1)

Net profit before significant items		1,505	2,280	(34.0)	3,785	4,024	(5.9)

Significant items after tax(4)	13	(389)	(17)	large	(406)	(1,936)	79.0

Net profit		1,116	2,263	(50.7)	3,379	2,088	61.8

Net profit attributable to outside equity interests		(1)	7	large	6	5	(20.0)

Net profit attributable to members of the Company		1,117	2,256	(50.5)	3,373	2,083	61.9

Distributions		92	95	3.2	187	213	12.2

Earnings attributable to ordinary shareholders		1,025	2,161	(52.6)	3,186	1,870	70.4

(1)          Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance controlled entities of the Group. The contribution of net revenue after tax is $238 million for the year and compares with $340 million for the prior year.

(2)          Other operating income excludes net interest income and net life insurance income.

(3)          Other operating expenses excludes life insurance expenses incorporated within net life insurance income.

(4)          March 2002 net profit has been restated to reclassify restructuring expenses incurred in the March 2002 half as a significant item. The restructuring costs were not material to the March 2002 half net profit but have been restated for September 2002 full year result.

CASH EARNINGS BY REGION FROM ONGOING OPERATIONS

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01
	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Australia	1,130	1,140	(0.9)	2,270	1,943	16.8
Retail Banking (incl. Corporate Centre)	882	857	2.9	1,739	1,338	30.0
Wholesale Financial Services	249	162	53.7	411	311	32.2
Wealth Management operating profit	53	182	(70.9)	235	321	(26.8)
Excess Capital and Group Funding(1)	(54)	(61)	11.5	(115)	(27)	large

Europe	545	602	(9.5)	1,147	1,038	10.5
Retail Banking	434	476	(8.8)	910	824	10.4
Wholesale Financial Services	88	112	(21.4)	200	166	20.5
Wealth Management(2)	23	14	64.3	37	48	(22.9)

New Zealand	221	197	12.2	418	312	34.0
Retail Banking	155	130	19.2	285	214	33.2
Wholesale Financial Services	80	79	1.3	159	124	28.2
Wealth Management	3	4	(25.0)	7	11	(36.4)
Group Funding	(17)	(16)	(6.3)	(33)	(37)	10.8

United States	54	(20)	large	34	190	(82.1)
Retail Banking(3)	1	(1)	large	—	(1)	large
Wholesale Financial Services	20	(20)	large	—	71	large
Group Funding(4)	33	1	large	34	120	(71.7)

Asia	6	65	(90.8)	71	94	(24.5)
Nautilus Insurance(5)	(2)	2	large	—	2	large
Wholesale Financial Services	9	46	(80.4)	55	68	(19.1)
Wealth Management	(4)	15	large	11	11	—
Group Funding	3	2	50.0	5	13	(61.5)

Cash earnings from ongoing operations	1,956	1,984	(1.4)	3,940	3,577	10.1

(1)          Earnings on excess capital is wholly attributed to Australia. The earnings rate on excess capital for the half years ended September 2002 and March 2002 were 5.72% and 5.26% respectively, and for the years ended September 2002 and September 2001 were 5.49% and 5.68% respectively.

(2)          Wealth Management’s result in Europe for the year to September 2001 was positively impacted by the receipt of profit commission on Creditors Insurance business relating to the prior year.

(3)          United States Retail Banking incorporates payments clearing operations. There are no traditional retail banking activities within the United States following the sale of Michigan National on 1 April 2001.

(4)          United States Group Funding result for the half year to September 2002 has been impacted by an unfavourable interest rate accrual adjustment on an interest rate swap between New York branch and Wholesale Financial Services and the inability to benefit from a tax deduction previously obtained in respect of preference share capital invested in HomeSide. Refer to page 39 for details.

(5)          A captive insurance operation.

STATEMENT OF FINANCIAL POSITION

		As at				Change on Proforma Sep 02(1)
		Proforma Sep 02(1)	Sep 02	Mar 02	Sep 01	Mar 02	Sep 01
	Note	$m	$m	$m	$m	%	%
Assets
Cash assets		8,965	6,294	8,423	7,993	6.4	12.2
Due from other financial institutions		15,839	15,876	18,816	16,472	(15.8)	(3.8)
Due from customers on acceptances		19,474	19,474	20,317	19,353	(4.1)	0.6
Trading securities		19,590	19,590	17,131	19,713	14.4	(0.6)
Available for sale securities		6,192	6,192	6,213	6,665	(0.3)	(7.1)
Investment securities		13,541	13,541	10,556	10,697	28.3	26.6
Investments relating to life insurance business		31,012	31,012	32,865	31,381	(5.6)	(1.2)
Loans and advances		231,300	231,300	207,636	207,797	11.4	11.3
Mortgage loans held for sale		—	85	101	3,688	large	large
Mortgage servicing rights		—	1,794	6,044	5,445	large	large
Shares in entities and other securities		1,199	1,199	1,114	1,412	7.6	(15.1)
Regulatory deposits		129	129	334	98	(61.4)	31.6
Property, plant and equipment		2,640	2,640	2,558	2,869	3.2	(8.0)
Income tax assets		1,292	1,292	1,194	1,296	8.2	(0.3)
Goodwill		775	775	828	876	(6.4)	(11.5)
Other assets		24,038	26,194	27,507	38,965	(12.6)	(38.3)
Total assets		375,986	377,387	361,637	374,720	4.0	0.3

Liabilities
Due to other financial institutions		43,279	43,279	41,194	42,873	5.1	0.9
Liability on acceptances		19,474	19,474	20,317	19,353	(4.1)	0.6
Life insurance policy liabilities		30,425	30,425	32,056	30,257	(5.1)	0.6
Deposits and other borrowings		206,864	206,864	190,627	190,965	8.5	8.3
Income tax liabilities		1,609	1,609	2,045	2,575	(21.3)	(37.5)
Provisions		2,781	2,809	2,202	2,440	26.3	14.0
Bonds, notes and subordinated debt		20,841	22,192	22,499	24,984	(7.4)	(16.6)
Other debt issues		1,866	1,866	1,926	1,985	(3.1)	(6.0)
Other liabilities		25,596	25,618	25,320	35,731	1.1	(28.4)
Net assets		23,251	23,251	23,451	23,557	(0.9)	(1.3)

Equity
Contributed equity	16	9,931	9,931	10,486	10,725	(5.3)	(7.4)
Reserves	16	2,105	2,105	1,480	2,427	42.2	(13.3)
Retained profits	16	11,148	11,148	11,416	10,337	(2.3)	7.8
Total parent entity interest		23,184	23,184	23,382	23,489	(0.8)	(1.3)

Outside equity interests in controlled entities	16	67	67	69	68	(2.9)	(1.5)
Total equity		23,251	23,251	23,451	23,557	(0.9)	(1.3)

(1)          Proforma statement of financial position at 30 September 2002, with SR Investment, Inc. (ie. the HomeSide business) de-consolidated following its sale.  SR Investment, Inc. was sold on 1 October 2002.

GROUP KEY PERFORMANCE MEASURES

		Half year to				Year to
	Note	Sep 02		Mar 02		Sep 02		Sep 01
Shareholder measures
EVA ($million)(1)		643		641		1,284		1,129
Cash earnings before significant items per ordinary share (cents)(2)		120.3	c	127.9	c	248.2	c	236.6	c
Cash earnings after significant items per ordinary share (cents)(2)		95.1	c	126.8	c	222.0	c	110.7	c
Earnings before significant items per ordinary share (cents)		91.6	c	140.1	c	231.9	c	247.4	c
Earnings after significant items per ordinary share (cents)		66.4	c	139.0	c	205.7	c	121.5	c
Weighted average ordinary shares (no. million)		1,544		1,555		1,549		1,539
Dividends per share (cents)		75	c	72	c	147	c	135	c
Performance (after non-cash items)(3)
Return on equity before significant items		14.5%		20.3%		17.0%		18.4%
Return on equity after significant items		10.5%		20.1%		15.1%		9.0%
Return on assets before significant items		0.77%		1.24%		1.00%		1.07%
Net interest income
Net interest spread	3	2.36%		2.41%		2.39%		2.34%
Net interest margin	3	2.63%		2.71%		2.67%		2.71%
Profitability
Cost to income ratio for banking operations (%)(4)		47.9%		47.6%		47.7%		48.5%
Cash earnings per average FTE (before significant items) ($’000)(5)		85		85		85		75

(1)          Economic Value Added (EVA) measures profitability in excess of the Group’s cost of capital. EVA is a registered trademark of Stern Stewart & Co.

(2)          Cash earnings attributable to ordinary shareholders excludes revaluation profits/(losses) and goodwill amortisation.

(3)          Includes non-cash items i.e. revaluation profits/(losses) and goodwill amortisation.

(4)          Banking operations refers to ongoing operations (excluding Wealth Management).

(5)          Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie contractors). Comparative information has been restated to include non-payroll staff.

		As at		As at
		Sep 02	Mar 02	Sep 01
Capital
Tier 1 ratio	16	7.76%	7.91%	7.47%
Tier 2 ratio	16	3.76%	4.03%	3.94%
Deductions	16	(1.31)%	(1.34)%	(1.25)%
Total capital ratio	16	10.21%	10.60%	10.16%
Common equity to tangible assets		5.02%	5.38%	5.19%
Balance sheet assets
Gross loans and acceptances ($billion)		255	232	232
Risk-weighted assets ($billion)	16	248	237	258
Off-balance sheet assets
Funds under management and administration ($billion)		65	70	64
Assets under custody and administration ($billion)		365	359	345
Asset quality
Gross non-accrual loans to gross loans and acceptances	11	0.62%	0.75%	0.75%
Net impaired assets to total equity	11	4.7%	4.9%	5.1%
General provision to risk-weighted assets	11	0.82%	0.88%	0.86%
Specific provision to gross impaired assets	11	34.6%	37.0%	33.7%
General and specific provisions to gross impaired assets	11	161.0%	155.7%	160.5%
Other information
Full-time equivalent employees (no.)(5)	9	43,202	43,658	47,597
Core full-time equivalent employees(6)		41,428	41,969	44,983

(5)          Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie contractors). Comparative information has been restated to include non-payroll staff.

(6)          Full-time and part-time staff and core full-time equivalent employees excluding the effect of unpaid absences (eg maternity leave) and contractors.

SECTION 3

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion & Analysis – Overview

OVERVIEW

The year to 30 September 2002 marked the end of a two year period in which the National Australia Bank Group has been reshaped. During this time the Group has:

•                  Integrated the MLC acquisition to form an international Wealth Management division operating in six countries;

•                  Exited retail banking in the United States through the sale of Michigan National Corporation;

•                  Recapitalised and sold the United States mortgage banking operation HomeSide after suffering a $3.8 billion writedown in this business;

•                  Restructured the Group into three regional retail banking operations and two internationally focused operations - Wholesale Financial Services and Wealth Management.

•                  Implemented a Group-wide productivity improvement program (Positioning for Growth) that will deliver annual expense reductions of $370 million by September 2004.

This has produced a much more streamlined and tightly focused Group that is well positioned for the future.

The reshaping of the Group has seen the profit impacted by a number of major items, including the funding cost of acquiring MLC for cash, the profit on sale of Michigan National, the writedown and subsequent cost of recapitalising HomeSide and the restructuring expense associated with Positioning for Growth.

Throughout this period the Group has remained focused on core operations. The Group produced a record net profit after significant items for the year ended 30 September 2002 of $3,379 million, which is 61.8% higher than the previous year impacted by the writedowns related to the United States mortgage servicing operation. The net profit is 4.3% higher than the previous record of $3,241 million reported in the year ending 30 September 2000.

Final dividend has been increased 3 cents to 75 cents per share compared with the interim dividend and will be 90% franked. This brings the full year dividend to 147 cents 95% franked which represents an increase of 8.9% compared with the 2001 fully franked full year dividend of 135 cents. The success of our offshore operations has resulted in this fall in the level of franking. The Group expects to be able to frank dividends to the extent of 85-100% during the course of 2003 financial year.

Prior to significant items, net profit of $3,785 million is down 5.9% on last year primarily due to results in the Wealth Management operation which were unavoidably impacted by global equity markets. This result was also impacted by several non-cash items including a goodwill charge of $101 million and a revaluation loss of $152 million in relation to subsidiaries of the life insurance operation.  Cash earnings before these items of $3,845 million was 5.6% higher than last year. Cash earnings per share before significant items increased 11.6 cents (4.9%) to 248.2 cents.

(1)          Reflects loss of profit contribution

Cash earnings (before significant items) from ongoing operations of Banking and Wealth Management produced 10.1% growth on last year. This is the figure that management has focused most closely on since these are the businesses that will continue to drive the Group’s profit into the future.

Banking

Banking operations generated $3,650 million of total Group cash earnings, an increase of 14.6% on last year. The retail banking operations – the heart of the business – produced $2,934 million, a growth rate of 23.4%. Australia and New Zealand retail banking operations had outstanding results with growth rates of 28.5% and 31.3% respectively. Europe contributed a solid 10.4% increase.

Wholesale Financial Services had a good result with an 11.5% increase in net profit in tough market conditions.

Wealth Management

Operating profit from Wealth Management fell by 25.8%.  Whilst funds inflows remained strong the value of funds under management increased only 1% over the year as a result of the decline in global equity values.  This had a significant impact on the level of fees earned which are an important component of the overall profitability of the business.

The fall in global equity markets adversely impacted investment earnings on capital which also contributed to the decline in operating profit.

The Wealth Management operation continues to garner an increasing share (22.5%) of retail funds inflows in Australia. A substantial investment program in both Australia and United Kingdom will underpin future growth in this business.

Regional Performance

The National is unique amongst Australian banks in operating successful businesses structured as international operations. The Group’s reporting is organised to reflect the way the businesses are managed and this does not highlight the total performance across all of the businesses in a geographic region.  Peer comparisons are more readily made by viewing results across geographic regions.

Results by geographic regions are set out on page 10. This demonstrates the strong performance in the Australian and New Zealand operations. The Australian operation produced a cash profit growth of 16.8% and New Zealand 34.0%. European operations also had a solid year growing at 10.5%.

The overall result was adversely affected by two significant factors associated with the United States operations: the recapitalisation of the Group’s former US subsidiary HomeSide and provisioning required for one major corporate customer in our New York Branch.

Significant items

The Group’s September 2002 results contained two significant items totalling $406 million after tax - restructuring expenses of $412 million and the gain on sale of SR Investment, Inc. (HomeSide) of $6 million. Refer to note 13 on page 68 for further details.

Restucturing expenses

During 2002, the Group recognised restructuring costs of $412 million after tax resulting from its Positioning for Growth (PfG) program and related restructuring activities. The initiative comprises a fundamental reorganisation of the structure of the Group as well as a series of revenue and cost enhancement initiatives. Restructuring expenses primarily relate to redundancies of $230 million, technology write-downs of $88 million, surplus leased space of $54 million, and other restructuring costs of $40 million.  During 2002, payments of $101 million (before tax) were incurred in relation to 859 redundancies.

Staff reductions resulted from changes to head office, back office, IT, operations and front office areas and the re-engineering of the lending, distribution and transaction processing functions. Fixed asset write-offs related to assets which are no longer considered to have future economic benefits as a result of PfG initiatives including the global component of assets that will not provide benefits in our regionally focused business model.

Technology write-downs included $38 million (after tax) in relation to the Group’s ISI Program.  This follows a full project review taking into account the move from a global to a regional business model as a result of PfG.

The restructuring expenses were necessarily incurred to deliver a significant portion of the announced PfG cost reductions of $370 million per annum by September 2004. Of these savings, 80% relate to personnel costs. Redundancy payments will have a payback period of approximately one year.

The benefit from asset write-offs is driven primarily by the cessation of future amortisation and depreciation in relation to those assets. Surplus leased space provisioning benefits will be reflected through reduced future lease rental expense.

Sale of HomeSide

On 27 August 2002, the National agreed to sell all of its shares in SR Investment, Inc., the parent company of HomeSide Lending, Inc., to Washington Mutual Bank, FA. Total proceeds are approximately US$1.5 billion (A$2.7 billion), comprised of the interim settlement amount of approximately US$1.3 billion based on an agreed estimated value of the net assets sold as at closing, plus approximately US$0.2 billion representing amounts receivable in relation to the sale of bulk MSR.  The majority of these receivables have now been collected and paid.  The share sale was completed on 1 October 2002. The total proceeds received are subject to final adjustments, which will occur during the first half of the 2003 financial year.

This resulted in a profit on sale of US$3 million (A$6 million), which has been recognised in the Group’s accounts as a significant item for the year ending 30 September 2002.

As a result of the sale the National has exited all mortgage servicing rights and associated hedges, and consequently reduced the Group’s balance sheet and earnings risk exposure.

Asset Quality

The Group’s asset quality improved over the course of the financial year.  Gross non-accrual loans declined from $1,732 million at September 2001 to $1,590 million at September 2002.

Gross non-accrual loans to gross loans and acceptances fell to 0.62%, the lowest percentage for the Group since 1986.

This trend reflects the continuing effectiveness of the Group’s credit risk policies.  This includes the matching of lending growth strategies with asset quality risk appetite covering the alignment of strategic planning, risk based pricing and measurement and allocation of credit risk capital.  The measures adopted include:

•                  Inclusion of sensitivity analysis within the lending approval decision processes and the use of early warning indicators, incorporating behavioural analysis tools, to identify emerging problem loans;

•                  The diversification of the portfolio by sector and geography and the limited exposures to riskier segments of the corporate sector including through the use of portfolio management tools post-origination;

•                  Implementation of new policy initiatives to limit concentrations of credit risk capital attributable to poorer credit risk grades; and

•                  Ongoing reviews of the quality of the loan book incorporating retain/exit lending strategies.

The longer term influences of matching of strategy with risk appetite is reflected in the National’s internal estimates of its credit risk capital requirements that shows a reduction over the past year despite the continuing expansion of the loan book.  This reflects not simply the relatively stronger growth of housing lending within the portfolio but also the substitution of better quality corporate credits in place of weaker ones.

Asset quality remains strong from the perspective of its rating, security coverage and diversification.  Investment grade and secured lending represents 84% of the portfolio.  Wholesale Financial Service’s loan portfolio across all regions has a similar percentage of investment grade or above exposures. Investment grade is equivalent to Standard & Poor’s BBB- and better.

The National’s lending exposures are diversified across a range of industry sectors.

Exposures by selected industry sectors

	Exposures $bn	% of total Group Exposures	Investment Grade %	Non- Accrual $bn
Energy	10.9	2.7	87	0.1
• Australia/ New Zealand	6.6		90	0.0
• Europe	1.6		68	0.0
• United States	2.2		95	0.1
• Asia	0.5		100	0.0
Media	1.6	0.4	85	0.0
• Australia/ New Zealand	0.9		100	0.0
• Europe	0.5		85	0.0
• United States	0.1		58	0.0
• Asia	0.1		0	0.0
Technology	1.1	0.3	51	0.0
• Australia/ New Zealand	0.4		69	0.0
• Europe	0.2		27	0.0
• United States	0.1		26	0.0
• Asia	0.4		58	0.0
Telecommunications	2.7	0.7	78	0.0
• Australia/ New Zealand	1.1		76	0.0
• Europe	1.2		100	0.0
• United States	0.3		72	0.0
• Asia	0.1		96	0.0

Exposures to the energy, telecommunications, technology and media sectors remain low as a proportion of total exposures.  These exposures are predominantly to investment grade counterparties.

The Group continually monitors its housing loan and other consumer portfolios through reviews to ensure that changes to historical standards are investigated with corrective action instituted as needed. The book continues to perform satisfactorily with delinquency levels below long-term trends.

Stress testing of the Australian home loan portfolio has shown that a 30% reduction in property prices in combination with a fivefold increase in default rates would be likely to result in losses of less than $100 million.

The Australian agriculture portfolio retains a high level of security coverage at approximately 95%. Total non –accrual loans to the Australian agriculture sector account for only 0.86% of total agricultural outstandings as at 30 September 2002. The Group will continue to closely monitor our exposure to this sector as well as businesses that service the agricultural sector.

The recognition of impaired exposures and associated provisioning continues to be treated conservatively.  Management is satisfied that the level of current provisions is adequate for known problem loans and trends.

The total provisioning coverage of impaired assets increased over the past six months to 161%.  The latest full-year charge to provide for doubtful debts of $697 million compares with $989 million for 2001.

Management Discussion & Analysis — Profitability

PROFITABILITY

The following analysis covers major movements set out in the Group Statement of Financial Performance on page 9.

Net Interest Income

Group net interest income increased 3.8% from the prior year which included Michigan National Corporation. Net interest income from ongoing operations increased 7.9%, with Retail Banking increasing 8.1% and Wholesale Financial Services increasing 20.3%. This result has been driven primarily by strong volume growth across all divisions.

Volumes by Division

Interest earning assets grew by 10% year on year with very strong performances from the Australian and New Zealand retail operations.

Retail Banking volume growth across all regions has been largely driven by strong housing growth and subdued business lending. Wholesale Financial Services increased volumes in the Markets Division which offset the decline in Corporate Lending.

	Year to		Change on Sep 01
	Sep 02	Sep 01
Average interest earning assets(1)	$bn	$bn	%
Retail Banking	165	150	10
• Financial Services Australia	96	85	13
• Financial Services Europe	52	49	6
• Financial Services New Zealand	18	16	13
Wholesale Financial Services	99	90	10
Other	7	7	—
Group interest-earning assets	271	247	10

(1)   Interest-earning assets exclude intercompany balances and Michigan National.

Net interest margin

The Group’s average net interest margin decreased by 4 basis points to 2.67% from the September 2001 year. The margin decline has come from lower deposit margins arising from interest rate declines and a higher mix of home lending in the retail loan portfolio.

Net interest margin — September 2001 year v. September 2002 year

Wholesale Financial Services contributed positively to margin growth as a result of funding and liquidity management activities in the Markets Division in the first half of the year.

Retail Banking margins showed a small decline in contribution due to a 19 basis point decline in Financial Services Australia’s margin partly offset by an 8 and 4 basis point improvement in the margin in Financial Services Europe and New Zealand respectively.

The 19 basis point reduction in Financial Services Australia’s margin was primarily due to a higher mix of home lending in the loan portfolio and the impact of low interest rates on retail deposit margins.

Financial Services Europe’s margin increased 8 basis points driven by an increase in its lending margin across fixed rate personal, business and home loans.

Financial Services New Zealand’s margin improved 4 basis points resulting from 15% growth in the level of retail deposits and a higher level of retained capital.

The steeper yield curve in the US enabled HomeSide to earn a positive spread on its loan warehouse in the first half of the year.  This was offset by the need to recapitalise this subsidiary.

The sale of Michigan National on 1 April 2001 reduced the Group margin by 4 basis points.

The impact through Group Funding of the recapitalisation of HomeSide net of the benefit of the proceeds from the sale of Michigan National on the Group margin, was a reduction of 3 basis points.

Net life insurance income

The Group reports its results in accordance with Australian Accounting Standard AASB 1038 “Life Insurance Business” (AASB 1038).  AASB 1038 requires that the interests of policyholders in the statutory funds of the life insurance business be reported in the consolidated results.

Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance controlled entities of the Group.  As the policyholders receive the tax benefits, the movement in net life insurance income should be reviewed on an after tax basis. The statutory funds of the life insurance controlled entities conduct superannuation, investment and insurance-related businesses (ie. Protection business including Term & Accident, Critical Illness and Disability insurance and Traditional Whole of Life and Endowment).

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Net life insurance income/(loss)	(250)	240	large	(10)	128	large
Income tax expense/(benefit)	(354)	106	large	(248)	(212)	17.0
Net life insurance income after tax	104	134	(22.4)	238	340	(30.0)

Net life insurance loss of $10 million has moved adversely by $138 million from the prior year. This deterioration was primarily due to reduced investment revenue of $111 million in 2002 reflecting the decline in global equity values.

Tax benefit in relation to net life insurance income has increased from $212 million to $248 million for the year ended 30 September 2002 resulting in a 30.0% decline in net life insurance income after tax to $238 million.

Net life insurance income after tax reduced 22.4% to $104 million for the September 2002 half compared to March 2002.

For detailed discussion on the results of Wealth Management refer pages 34 – 38.

Other Operating Income

Other operating income from ongoing operations increased by 2.5% from the prior year to $4,648 million.

Retail Banking contributed solidly to the result, with other operating income increasing 7.6%. This included higher lending fees from housing loan volumes, and volume driven increases in Cards income due to strong retail sales. Other operating income in Financial Services Australia and New Zealand grew strongly in the second half due to strong home loan lending and growth in deposit products.  Growth in Financial Services Europe was subdued (up 1.5%).

A 19.5% fall in other operating income within Wholesale Financial Services resulted from low volatility in financial markets. This lowered the demand for risk management products and reduced fee income from Corporate Finance activity.  The second half of the year saw a turnaround in the trend with other operating income up 7.3% on the first half.

Operating Expenses

Operating expenses for ongoing operations increased 4.8% from the prior year to $5,949 million (excluding investor compensation in Wealth Management). The increase was driven by three primary factors:

•                  Higher depreciation and amortisation as a result of the significant investments in Australia and Europe in particular.  This involved the building of the Wealth Management platform, an internet banking platform and a second call centre in the UK, preparations for EMU and significant investment in the National’s CRM capability in Australia.

•                  Volume related expenses in credit card operations and outsourced call centre in Financial Services Europe; and

•                  Expenses associated with internet enabling the Australian operations.

Personnel expenses increased by 2.9%. The impact of salary increases was significantly offset by restructuring which resulted in a net reduction of 1,069 of full time equivalent staff (excluding the impact of the HomeSide sale).

Income Tax Expense

Income tax expense on cash earnings from ongoing operations excluding life insurance has increased 6.2% to $1,488 million, primarily reflecting profit growth. The net effective taxation rate for the ongoing operations excluding life insurance has fallen from the prior year largely due to the reduction in the Australian corporate taxation rate from 34% to 30%. A reconciliation of the total Group income tax expense is incorporated in note 12.

Management Discussion & Analysis — Capital and Performance Measures

CAPITAL AND PERFORMANCE MEASURES

Performance Measures

Economic Value Added (EVA)

EVA is a profitability measure designed to recognise the requirement to generate a satisfactory return on the economic capital invested in the business.  If the business produces profit in excess of its cost of capital then value is created for shareholders.  Senior management are required to place a significant percentage of total remuneration at risk depending upon the outcome of Group EVA for the year.  This aligns management interests with those of shareholders.  The Group’s target is for 5% growth per annum in EVA.

Strong profit growth in the ongoing businesses and restrained capital growth have contributed to the creation of $1,284 million of EVA during the 2002 year.  This represents growth of 13.7% compared with the prior year.

Earnings per share

Earnings per share increased 84.2 cents to 205.7 cents (69.3%).  The large increase reflecting the impact of the significant items in the 2001 year in relation to the HomeSide writedown.

On 27 August 2002 the Group confirmed its commitment to the 10% cash earnings growth to ongoing operations before significant items, and announced a reduction in the cash earnings per share outlook to 3% – 5%.  Reported results are in line with the revised projections with a 10.1% increase in cash earnings from ongoing operations and 4.9% increase in cash earnings per share.

Return on equity

Return on equity before significant items is 17.0% which is 1.0% below target. This reflects Wealth Management’s lower earnings and revaluation loss resulting from the fall in the global investment markets.

Balance Sheet

Capital Position

The Group’s capital ratios remained strong through the year with all key measures above their target ranges.

The Group’s Tier 1 capital represents 7.76% of risk-weighted assets (6.68% excluding hybrid equity) and total capital represents 10.21% of risk-weighted assets.  This is an improvement on the Total Regulatory Capital ratio of 10.16% at September 2001. The Group’s targets for the regulatory ratios are 6.25% - 6.75% for Tier 1 capital and 9.00 – 9.50% for Total Regulatory Capital.

The National uses the ratio of adjusted common equity to tangible assets (tangible common ratio) as another measure of the Group’s capital position. In contrast to the regulatory capital adequacy ratios, which focus solely on the capital available to support the banking operations, the tangible common ratio reflects the common equity available to support all the Group’s operations. Adjusted common equity is calculated by subtracting from total shareholders equity, goodwill (including Wealth Management intangible assets), Tier 1 hybrid securities, asset revaluation reserve and adding back the accrued benefit of expected new equity to be issued under the National’s dividend re-investment plan (as included in Tier 1 capital). Tangible assets are calculated by subtracting goodwill and investment-linked life insurance assets from total assets.

The Group’s ratio of adjusted common equity to tangible assets was 5.02% compared to 5.19% at September 2001.  The reduction is primarily due to the growth in the loan and investment securities coupled with the ongoing share buy-back program.  The Group’s target range for this ratio is 4.25% – 4.75%.

The National adopts a conservative approach to its capital levels consistent with maintaining a AA long term rating with Standard and Poor’s (Moody’s Aa3). The National’s strong capital position supports the continuation of our strategy of active capital management.  This strategy incorporates the use of on-market buy-backs to reduce surplus capital and our ongoing policy to buy-back all new shares issued under the National’s dividend re-investment plan and other share plans.

Share Buy-back

In November 2001, the Group adopted a policy of buying back shares equal to new shares issued under the Group’s various dividend plans and staff share and option plans. In May 2002, the Group announced further capital management initiatives, the buy-back program was increased by $1.0 billion and extended until September 2003. A cap of 15,000 was placed on the number of shares per shareholder eligible to participate in the Dividend Reinvestment Plan, effective from the July 2002 interim dividend.

Following the announcement of the sale of HomeSide in August 2002, the Group further increased the value of the shares subject to its buy-back program by $750 million. All buy-backs are subject to appropriate pricing parameters and an assessment of the circumstances facing the Group at the relevant time.

During the year ending September 2002, the Group has bought back 36.2 million shares at an average price of $34.52 thereby reducing ordinary equity by $1.2 billion. The highest price paid was $36.06 and the lowest price paid was $31.00. The volume weighted average price of shares purchased on the days in which National was purchaser was $34.61. The National’s purchases represented 8.9% of market turnover on the days in which the National was purchaser.

Share buy-back activity
Number of days traded	88 days
National’s buy-back average price	$34.52
Percentage of market turnover on days traded	8.9%
Percentage of market turnover since buy-back commenced	3.9%
Volume weighted average share price on days traded
• all shares traded	$34.61
• shares traded excluding buy-back	$34.62

A comparison of the Group’s buy-back activities relative to total market in National Australia Bank shares, highlights that the Group continues to execute the buy-back program in modest volumes, avoiding any market disruptions.

Software Capitalisation

The Group has capitalised the development and purchase of software in accordance with international accounting standards for classification as an asset. Total capitalised software as at 30 September 2002 was $884 million ($840 million at 30 September 2001).

The level of software capitalisation at 30 September 2002 equates to 0.2% of total assets or 2.7% of total equity.

Software is amortised over a period of 3-10 years commencing from date of implementation. The only assets amortised over a period of 10 years are the ISI program and the Global Data Warehouse.  The amortisation period aligns to the expected useful life. The software amortisation charge for the year to 30 September 2002 was $106 million ($65 million for year to 30 September 2001).

The largest investments, which are included within the software capitalised balance at 30 September 2002, include:

$m
Integrated Systems Implementation Program (ISI)	279
Customer relationship management system	88
Wealth Management platform in the UK	35
e-Business Lending – Web enabled end-to-end business lending system	23
e-Consumer Lending – streamlined consumer lending system	17
Global Data Warehouse (Australia and UK)	17
Wealth Management – on-line adviser reporting, e-commerce facility and
call centre systems	13
Internet banking – Australia	13
EMU compliant systems in Europe	10
Foundations – branch enabling PC technology	10
Cards interface systems	10

Integrated Systems Implementation (ISI)

The ISI program is a multi-stage project designed to provide the Group with a common global enterprise resource planning system across all our lines of operations.  The program was conceived under the former global operating model of the Group and originally contemplated a sequential roll-out of globally integrated modules covering human resources, e-procurement and finance.

The ISI program is a key enabler for the following:

•                  Provision of a strategic infrastructure platform for the future;

•                  Transformation of the finance and HR functions which will result in staff savings, improved processes and more timely decision making based on more accurate, comprehensive and consistent information;

•                  Significant procurement savings;

•                  Improved risk and balance sheet management, and;

•                  Replacement of legacy systems.

As a result of the Group restructure away from the global business units, the program has been reshaped to provide three regional roll-outs with the key modules ie: HR, Finance etc, staggered within each region.  Project management, which was outsourced, has now been brought back in-house.  The regional roll-out represents a lower risk implementation strategy. The program is stage-gated with the release of funds for each stage approved depending upon the achievement of milestones in respect to previous stages.

The program costs have been capitalised and amortisation will begin during the 2003 financial year.  Carrying costs of the project (software and hardware) at 30 September 2002 was $294 million.  As a result of the reshaping of the project, the roll out of some modules have been deferred and certain aspects of the global design have become redundant.  It has been decided to write-off the carrying cost of these items and accordingly a charge of $38 million (after tax) has been taken to restructuring expense.

Management Discussion & Analysis — Retail Banking

RETAIL BANKING

Principal Activities

The Regional Financial Services Divisions include the business, agribusiness and consumer financial services retailers as well as cards, payments and leasing units together with supporting shared services. These operate in Australia, Europe and New Zealand. They exclude Wealth Management and Wholesale Financial Services. The regional financial services businesses aim to develop long-term relationships with their customers by providing products and services that consistently meet the full financial needs of customers.

Statement of Financial Performance

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Net interest income	3,148	3,082	2.1	6,230	5,763	8.1
Other operating income	1,627	1,561	4.2	3,188	2,962	7.6
Total income	4,775	4,643	2.8	9,418	8,725	7.9
Other operating expenses	2,374	2,305	(3.0)	4,679	4,457	(5.0)
Underlying profit	2,401	2,338	2.7	4,739	4,268	11.0
Charge to provide for doubtful debts	272	241	(12.9)	513	678	24.3
Profit before tax	2,129	2,097	1.5	4,226	3,590	17.7
Income tax expense	659	633	(4.1)	1,292	1,213	(6.5)
Net profit	1,470	1,464	0.4	2,934	2,377	23.4

By Division
Financial Services Australia	889	881	0.9	1,770	1,377	28.5
Financial Services Europe	441	471	(6.4)	912	826	10.4
Financial Services New Zealand	161	133	21.1	294	224	31.3
Other	(21)	(21)	—	(42)	(50)	16.0
Retail Banking	1,470	1,464	0.4	2,934	2,377	23.4

Financial Services Australia

Refer to page 26 for a detailed discussion of financial performance.

Financial Services Europe

Refer to page 28 for a detailed discussion of financial performance.

Financial Services New Zealand

Refer to page 30 for a detailed discussion of financial performance.

Other

Other includes corporate centre, which comprises the following non-operating units – group finance, corporate development, people & culture and office of the ceo.  Other also includes group eliminations.

Management Discussion & Analysis — Financial Services Australia

FINANCIAL SERVICES AUSTRALIA

Statement of Financial Performance

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Net interest income	1,665	1,619	2.8	3,284	3,092	6.2
Other operating income	961	906	6.1	1,867	1,741	7.2
Total income	2,626	2,525	4.0	5,151	4,833	6.6
Other operating expenses	1,258	1,238	(1.6)	2,496	2,403	(3.9)
Underlying profit	1,368	1,287	6.3	2,655	2,430	9.3
Charge to provide for doubtful debts	100	46	large	146	324	54.9
Profit before tax	1,268	1,241	2.2	2,509	2,106	19.1
Income tax expense	379	360	(5.3)	739	729	(1.4)
Net profit	889	881	0.9	1,770	1,377	28.5

Key Performance Measures

Performance & profitability
Return on assets (annualised) (%)	1.52%	1.56%		1.52%	1.32%
Cost to income ratio (%)	47.9%	49.1%		48.5%	49.7%
Profit per average FTE (annualised) ($’000)	92	89		91	70
Net interest income
Net interest margin (%)	3.35%	3.51%		3.42%	3.61%
Net interest spread (%)	2.85%	3.05%		2.94%	3.10%
Balance sheet ($bn)
Gross loans and acceptances (average)	118.7	110.9		114.8	102.7
Average interest-earning assets	98.3	91.5		95.0	85.6
Retail deposits (average)	55.6	53.9		54.7	50.7

	As at
	Sep 02	Mar 02	Sep 01
Asset quality (%)
Gross non-accrual loans to gross loans and acceptances	0.52%	0.56%	0.69
Specific provision to gross impaired assets	25.5%	29.2%	24.7
Other (no.)
Full-time equivalent employees (FTE)(1)	19,138	19,525	19,631
Core full-time equivalent employees(2)	18,264	18,534	18,705

(1)          Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie contractors). Comparative information has been restated to include non-payroll staff.

(2)          Full-time and part-time staff and core full time equivalent employees excluding the effect of unpaid absences (eg maternity leave) and contractors.

Financial performance

Financial Services Australia (FSA) produced a strong performance gaining market share in both housing and business segments.  The result reflects FSA’s focus on efficient capital use and asset quality.  It also demonstrates its strong market position in Australia.

Net profit increased 28.5% or $393 million over the prior year.  Underlying profit increased 9.3% over the same period, with the September half increasing 6.3% over the March 2002 half year.

The cost to income ratio for the year was 48.5% compared to the previous year ratio of 49.7%. Good progress has been made towards achieving the 46.0% cost to income target in 2004.

Total income

Net interest income increased 6.2% reflecting 11.0% growth in lending volumes partially offset by a 19 basis point reduction in net interest margin. Key factors were:

•                  Strong volume growth from housing lending of 18.4% or $9.2 billion;

•                  Improved business lending volume growth in the second half of the year;

•                  Retail deposit growth of 7.9%; and

•                  Lower net interest margin of 19 basis points caused by the increased proportion of housing in the loan portfolio and impact of lower market rates on deposit margins.

Other operating income increased 7.2% due to stronger housing volume growth and higher transaction levels.

Expenses

Operating expenses were 3.9% higher due to:

•                  Personnel expense increased 5.0%. The impact of lower staff numbers of 493 has been offset by Enterprise Bargaining Agreement increases over the past year and the impact in the second half of the year of superannuation contribution increase from 8% to 9%;

•                  Outside service expenses increased 10.1% associated with upgrade of the credit card transaction processing system, increased credit card reward point costs and software expense due to continued enhancement of the network; and

•                  Occupancy expense increased 7.4%. Higher security costs following September 11, lease back expense on property sold in 2002 and GST charged on renewed lease agreements contributed to this increase.

Expenses in the September 2002 half-year are slightly higher when compared to the March 2002 half resulting from the full impact of the Enterprise Bargaining Agreement and increase in superannuation contribution.

Asset quality

The charge to provide for doubtful debts for the period was 54.9% lower than prior year. The 2002 year has seen improvement in both the specific and statistical provision charges driven by improving economic conditions and active credit risk management.

The low first half charge to provide for doubtful debts included favourable impact from extensive review of the business loan portfolio.  FSA has undertaken a comprehensive program to improve capital efficiency and reduce credit risk over the past 18 months.

Management's Discussion & Analysis — Financial Services Europe

FINANCIAL SERVICES EUROPE

Statement of Financial Performance

Australian dollars

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Net interest income	1,172	1,184	(1.0)	2,356	2,157	9.2
Other operating income	512	535	(4.3)	1,047	1,032	1.5
Total income	1,684	1,719	(2.0)	3,403	3,189	6.7
Other operating expenses	849	845	(0.5)	1,694	1,613	(5.0)
Underlying profit	835	874	(4.5)	1,709	1,576	8.4
Charge to provide for doubtful debts	190	188	(1.1)	378	348	(8.6)
Profit before tax	645	686	(6.0)	1,331	1,228	8.4
Income tax expense	204	215	5.1	419	402	(4.2)
Net profit	441	471	(6.4)	912	826	10.4

Statement of Financial Performance

Pounds sterling

	£m	£m	%	£m	£m	%
Net interest income	428	425	0.7	853	782	9.1
Other operating income	187	192	(2.6)	379	374	1.3
Total income	615	617	(0.3)	1,232	1,156	6.6
Other operating expenses	309	303	(2.0)	612	584	(4.8)
Underlying profit	306	314	(2.5)	620	572	8.4
Charge to provide for doubtful debts	69	67	(3.0)	136	125	(8.8)
Profit before tax	237	247	(4.0)	484	447	8.3
Income tax expense	75	77	2.6	152	145	(4.8)
Net profit	162	170	(4.7)	332	302	9.9

Key Performance Measures

Performance & profitability
Return on assets (annualised) (%)	1.26%	1.33%		1.31%	1.20%
Cost to income ratio (%)	50.4%	49.2%		49.8%	50.6%
Profit per average FTE (annualised) (£’000)	27	28		27	25
Net interest income
Net interest margin (%)	4.10%	4.00%		4.05%	3.97%
Net interest spread (%)	3.82%	3.64%		3.73%	3.45%
Balance sheet (£ bn)
Gross loans and acceptances (average)	19.3	19.2		19.3	18.0
Average interest-earning assets	20.5	21.0		20.7	19.4
Retail deposits (average)	12.9	12.4		12.6	11.4

	As at
	Sep 02	Mar 02	Sep 01
Asset quality (%)
Gross non-accrual loans to gross loans and acceptances	0.96%	1.09%	1.23%
Specific provision to gross impaired assets	30.3%	32.0%	31.3%
Other (no.)
Full-time equivalent employees (FTE)(1)	11,848	12,077	12,122
Core full-time equivalent employees(2)	11,597	11,876	12,007

(1)               Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie contractors). Comparative information has been restated to include non-payroll staff.

(2)          Full-time and part-time staff and core full time equivalent employees excluding the effect of unpaid absences (eg maternity leave) and contractors.

Financial performance

Net profit increased 9.9% in local currency terms compared with the prior year.  The cost to income ratio has improved over the year from 50.6% to 49.8%.

Total income

Net interest income grew 9.1% from the prior year reflecting the success of core retail strategies including:

•                  Growth in retail deposit volumes of 11%;

•                  Lending increased 6.0% driven by mortgage lending growth of 8.5% and growth in business lending of 4.0%; and

•                  An 8 basis point improvement in net interest margin as a result of lower deposit margins offset by higher lending margins on fixed rate loans.

In the half year to September 2002 net interest income was flat with improvement in net interest margins being offset by lower income from interest rate risk management. Average assets fell in the second half due to the repayment of intercompany loans.  Excluding this impact, loans increased 1% in the second half.

Other operating income increased 1.3% with growth in lending fees offset by lower Wealth Management income and transition of customers to lower cost channels.

Expenses

Operating expenses grew 4.8%, due to:

•                  Flat personnel costs as a result of annual salary reviews, which have been offset by reductions in overall staff numbers. Increased customer-facing staff has been offset by reductions in back-office and support functions;

•                  Increased occupancy costs resulting from the opening of a number of new business banking centres, as well as higher costs resulting from rental and rate reviews; and

•                  Opening of a second European call centre in October 2001.

Asset quality

The charge to provide for doubtful debts has increased 8.8%. Asset quality across financial services europe has improved with gross non-accrual loans to gross loans and acceptances falling to 0.96% from 1.23%.

Management Discussion & Analysis — Financial Services New Zealand

FINANCIAL SERVICES NEW ZEALAND

Statement of Financial Performance

Australian dollars

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Net interest income	319	280	13.9	599	525	14.1
Other operating income	146	137	6.6	283	273	3.7
Total income	465	417	11.5	882	798	10.5
Other operating expenses	230	210	(9.5)	440	449	2.0
Underlying profit	235	207	13.5	442	349	26.6
Charge to provide for doubtful debts	(13)	8	large	(5)	13	large
Profit before tax	248	199	24.6	447	336	33.0
Income tax expense	87	66	(31.8)	153	112	(36.6)
Net profit	161	133	21.1	294	224	31.3

Statement of Financial Performance

New Zealand dollars

	NZ$m	NZ$m	%	NZ$m	NZ$m	%
Net interest income	373	344	8.4	717	654	9.6
Other operating income	172	168	2.4	340	340	—
Total income	545	512	6.4	1,057	994	6.3
Other operating expenses	269	258	(4.3)	527	557	5.4
Underlying profit	276	254	8.7	530	437	21.3
Charge to provide for doubtful debts	(16)	10	large	(6)	16	large
Profit before tax	292	244	19.7	536	421	27.3
Income tax expense	102	81	(25.9)	183	141	(29.8)
Net profit	190	163	16.6	353	280	26.1

Key Performance Measures

Performance & profitability
Return on assets (annualised) (%)	1.49%	1.27%		1.36%	1.17%
Cost to income ratio (%)	49.5%	50.4%		49.9%	56.2%
Profit per average FTE (annualised) (NZ$’000)	98	83		91	71
Net interest income
Net interest margin (%)	2.93%	2.77%		2.85%	2.81%
Net interest spread (%)	3.00%	2.91%		2.96%	2.97%
Balance sheet (NZ$bn)
Gross loans and acceptances (average)	21.3	20.9		21.1	19.6
Average interest-earning assets	25.3	24.7		25.0	23.1
Retail deposits (average)	15.1	14.2		14.7	12.8

	As at
	Sep 02	Mar 02	Sep 01
Asset quality (%)
Gross non-accrual loans to gross loans and acceptances	0.14%	0.21%	0.25%
Specific provision to gross impaired assets	37.2%	29.5%	21.7%
Other (no.)
Full-time equivalent employee (FTEs)(1)	3,860	3,866	4,001
Core full-time equivalent employees(2)	3,798	3,783	3,844

(1)          Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie contractors). Comparative information has been restated to include non-payroll staff.

(2)          Full-time and part-time staff and core full time equivalent employees excluding the effect of unpaid absences (eg maternity leave) and contractors.

Financial performance

Net profit for the year ended 30 September 2002 was NZ$353 million, an increase of 26.1% from the previous year.

Total income

Net interest income grew 9.6%, reflecting the success in the core retail strategies with new product launches and focused targeting of key customer groupings.

•                  8.6% increase in core lending assets, particularly in fixed rate housing mortgages and term lending. Housing volumes up 9.2% to NZ$10.6 billion;

•                  14.8% increase in retail deposit volumes;

•                  Net interest income also benefited from a higher level of retained capital; and

•                  Increase in net interest margin from 2.81% to 2.85%.

Other operating income remained flat with increased lending fees offset by lower income from the transition to lower costs channels.

Expenses

Operating expenses decreased 5.4% and the cost to income ratio improved from 56.2% to 49.9% in 2002.  Key factors contributing to this result include:

•                  Improved efficiencies and continued focus on cost management disciplines; and

•                  Lower non-lending losses and branch refurbishment costs incurred in the prior year.

Second half-operating expenses grew 4.3% compared to the March 2002 half due to an increase in credit card related expenses, and timing of project expenditure.

Asset Quality

The charge to provide for doubtful debts decreased on the previous year. Gross non-accrual loans to gross loans and acceptances improved from 0.25% to 0.14%.

Management Discussion & Analysis — Wholesale Financial Services

WHOLESALE FINANCIAL SERVICES

Principal Activities

Wholesale Financial Services (Wholesale) is responsible for managing the Group’s relationships with large corporate clients and financial institutions worldwide. Wholesale operates through an international network of offices in Australia, Europe, New Zealand, North America and Asia.

Wholesale comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, and a Support Services unit. The business also incorporates Custodian Services, which provides custody and related services to institutions within the Australian, NZ and UK markets.

Statement of Financial Performance

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Net interest income	518	559	(7.3)	1,077	895	20.3
Other operating income	441	411	7.3	852	1,058	(19.5)
Total income	959	970	(1.1)	1,929	1,953	(1.2)
Other operating expenses	380	361	(5.3)	741	726	(2.1)
Underlying profit	579	609	(4.9)	1,188	1,227	(3.2)
Charge to provide for doubtful debts	21	146	85.6	167	216	22.7
Profit before tax	558	463	20.5	1,021	1,011	1.0
Income tax expense	112	84	(33.3)	196	271	27.7
Net profit	446	379	17.7	825	740	11.5

Key Performance Measures

Performance & profitability
Total income to risk-weighted assets (annualised) (%)	2.9%	2.7%		2.8%	2.9%
Cost to income ratio (%)	39.6%	37.2%		38.4%	37.2%
Profit per average FTE (annualised) ($’000)	358	301		329	302
Net interest income
Net interest margin (%)	0.74%	0.82%		0.79%	0.73%
Balance sheet ($bn)
Core lending and acceptances (average)	42.3	44.5		43.4	45.0
Average interest-earning assets	137.9	135.8		136.3	122.4
Risk-weighted assets (average)	65.1	71.4		68.1	68.3

	As at
	Sep 02	Mar 02	Sep 01
Asset quality (%)
Gross non-accrual loans to gross loans and acceptances	0.69%	0.97%	0.48%
Specific provision to gross impaired assets	55.0%	50.2%	47.2%
Other (no.)
Full-time equivalent employee (FTEs)(1)	2,467	2,492	2,596
Core full-time equivalent employees(2)	2,344	2,386	2,419

(1)          Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie contractors). Comparative information has been restated to include non-payroll staff.

(2)          Full-time and part-time staff and core full time equivalent employees excluding the effect of unpaid absences (eg maternity leave) and contractors.

Financial performance

Wholesale produced a net profit of $825 million for the year, an increase of 11.5% on the prior year result driven by improved performance for bad and doubtful debts which was partly offset by marginally lower income.

Total income

Total income of $1,929 million was marginally lower as a result of a more challenging market environment and a more concentrated focus on long term relationships.

The split of income between net interest income and other operating income can vary considerably in the wholesale market, depending on activity and environmental conditions. This was particularly evident in this year’s results.

Net interest income of $1,077 million grew 20.3% from the previous year mainly due to the continuing reduction in interest rates, enabling strong growth in Markets’ net interest income from funding and liquidity management activities in the US, Europe and Australia. Reduced volatility in interest rates and lower lending volumes resulted in net interest income for the September 2002 half-reducing by 7.3% from the March 2002 half year. Net interest margin for the full year increased by 6 basis points to 0.79%.

Other operating income of $852 million decreased 19.5% from the prior year result. Key factors contributing to this result were subdued volatility in foreign exchange and interest rate markets lowered demand for sales of risk management products and also constrained risk management income and lower Corporate Finance fees.

Expenses

Total operating expenses increased by 2.1% to $741 million primarily due to increased technology expenses. Other expenses were held flat or reduced compared with the previous year.

The cost to income ratio increased slightly to 38.4% for the year.

Asset quality

The quality of the Wholesale loan portfolio across all regions remains satisfactory, with approximately 84% of credit exposures equivalent to investment grade or above. The charge to provide for doubtful debts decreased 22.7% to $167 million. The ratio of gross non-accrual loans to gross loans and acceptances improved from 0.97% at March 2002 to 0.69% at September 2002.

Management Discussion & Analysis — Wealth Management

WEALTH MANAGEMENT

Principal Activities

Wealth Management operates a diverse portfolio of financial services businesses. It provides financial planning, insurance, private banking, superannuation and investment solutions to both retail and corporate customers and portfolio implementation systems and infrastructure services to financial advisers. The businesses operate across four regions, Australia, Europe (Great Britain & Ireland), New Zealand and Asia.

Sources of Operating Profit

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Life company – planned profit margins	141	122	15.6	263	240	9.6
Life company – experience profit/(loss)	(34)	1	large	(33)	7	large
Capitalised losses	2	(6)	large	(4)	(1)	large
Life company operating margins(1)	109	117	(6.8)	226	246	(8.1)
Operating profits from non-life businesses
• Operating profits(2)	68	63	7.9	131	134	(2.2)
• NAFM investor compensation	(45)	—	large	(45)	—	large
• Investment expenditure	(19)	(4)	large	(23)	(4)	large
Investment earnings on shareholders’ retained profits and capital	(37)	32	large	(5)	10	large
Operating profit after tax and outside equity interest	76	208	(63.5)	284	386	(26.4)
Revaluation profit/(loss) after tax	(389)	237	large	(152)	333	large
Net profit after outside equity interest	(313)	445	large	132	719	(81.6)

(1)          Life Company operating margins are net of outside equity interest.

(2)          Operating profits from non-life businesses includes Private Bank and the shareholders’ funds of life insurance companies and other businesses.

Wealth Management net profit (after outside equity interests) for the year to 30 September 2002 was $132 million, comprising $284 million of profit generated through operations and $152 million of revaluation losses. The operating result includes the impact of $45 million (after tax) in compensation provided to National Australia Financial Management (NAFM) investors and associated costs; and the impact of unfavourable equity investment markets in the half year to September 2002. Despite the difficult investment climate the business continues to position itself for future growth, with $23 million of investment expenditure included within the above result to fund strategic investment programs in both Australia and the UK.

Life company operating margins

Life company operating margins were down 8.1% to $226 million.

The impact of strong net funds inflows and growth of inforce annual premiums, contributed to a planned profit growth of $23 million this was offset by experience losses.

Wealth Management encountered increased disability claims incidence, duration and reserving and this accounted for $27 million of the $33 million of experience losses.  The disability business remains profitable and underwriting standards remain a priority. Fee income was $22 million lower as a result of lower than planned funds under management and fees forgone on member protected superannuation guarantee business (a legislative requirement). This was offset by expense containment and a beneficial tax outcome.

Capitalised losses of $4 million were incurred resulting primarily from increased annuitant life expectancy experience.

Operating profits from non-life businesses

Operating profit from non-life businesses decreased $3 million. A number of factors influenced this result. Strong growth in the Private Bank and the UK General Insurance business was offset by the impact of unfavourable investment market conditions in the UK Investments business. The market value of the Thai Life Insurance joint venture interest was written-down by $9 million.

In August 2002 Wealth Management announced that investors in certain NAFM funds would be compensated for the reduction in unit prices which occurred in October 2001. The investor compensation and associated costs reduces operating profit by $45 million after tax in the September 2002 year.

As part of the Positioning for Growth program it was announced that $200 million will be invested in the Australian business over the next four years. The high level design of the strategic investment program has been completed. The program will enable the business to deliver enhanced advice and service to advisers and their customers. The after tax impact of this investment expenditure (including operational and amortised capitalised expenditure) in the current result is $10 million.

In the UK, more than $90 million was invested to build an investment service offering under the development name of Endeavour. The after tax impact of this investment expenditure in the current result is $13 million (including operational and amortised capitalised expenditure). Further, as part of the Positioning for Growth program $90 million is being invested to build bank and IFA distribution.

Investment earnings on shareholders’ retained profit and capital

Global investment market conditions have deteriorated significantly since March 2002. This has impacted earnings (after tax) generated on shareholders’ invested capital, declining from a profit of $32 million in the March 2002 half year, to a loss of $37 million for the second half of the year.

From March 2002 to September 2002 the MSCI world index fell 26%. Unfavourable investment conditions and associated reduced returns on shareholder invested capital adversely impacted Australia and Asia where the invested capital profile is more weighted to global equity markets. However, returns in the UK have been favourable as a higher proportion of capital is invested in cash.

Key Performance Measures

	Half year to		Year to
	Sep 02	Mar 02	Sep 02	Sep 01
Total sales
Sales ($billion)	9.7	7.4	17.1	15.6

	As at
	Sep 02	Mar 02	Sep 01
Total funds under management and administration ($ bn)	64.6	69.5	63.8
Market share – Australia
Retail funds management (%)(1)	14.5	14.4	14.4
Net annual retail inflows (%)(1)	22.5	21.5	17.2
Corporate funds management (%)(1)	5.7	6.0	5.7
Net annual corporate inflows (%)(1)	5.8	6.2	0.3
Retail risk insurance (%)(2)	13.7	13.3	12.9
New retail risk annual premiums (%)(2)	14.9	13.7	13.8
Other
Number of financial advisers(3)	3,309	3,313	3,478
• Bank channels	783	838	858
• Aligned dealerships	2,526	2,475	2,620
Full-time equivalent employees (FTEs) (no.)(4)(5)	5,547	5,351	5,559
Core full-time equivalent employees(4)(6)	5,098	5,062	4,978

(1)          Source: ASSIRT Market Share Reports as at June 2002, December 2001 and June 2001.

(2)          Source: DEXX&R Research Reports. Retail risk insurance includes term, trauma and disability insurance at March 2002, and September 2001.

(3)          Significant business is also sourced from Independent Financial Advisers (IFAs). There are currently active relationships with over 1,300 IFAs. The number of financial advisers has been restated to exclude financial advisers of joint venture interests.

(4)          In comparative periods, full-time and core full-time equivalent employee numbers include employees of joint venture interests (March 2002: 231 FTEs and September 2001: 184 FTEs).

(5)          Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie contractors). Comparative information has been restated to include non-payroll staff.

(6)          Full-time and part-time staff and core full time equivalent employees excluding the effect of unpaid absences (eg maternity leave) and contractors.

Funds under management / administration and insurance

Declining returns in global equities markets and the impact of investor uncertainty has seen funds under management decline by 7.1% since March 2002:

Fee revenue has contracted and new business sales for the Investments businesses grew marginally at 4.2% for the year. Retail sales declined 9% on the prior year. Competitively the business continues to capture market share in a difficult environment - net retail inflows captured for the year to June 2002 were 22.5% (up from 21.5% at March 2002), this compares to a market share of 14.5%.

Corporate sales continue to perform strongly with sales growth of 50% for the year.

In the UK, Investment sales have increased 29% since launch of the Wealth Management investment services offering in November 2001 at a time when market sales dropped 4%. Average investment size has increased to $33,400 at September 2002 from $20,400 in October 2001;

The Australian Insurance business performed strongly with sales growth of 19.9% for the year. The business continues to capture market share – annual new business sales captured for the 12 months to March 2002 were 14.9%, which compares to a market share of inforce annual premiums at March 2002 of 13.7%; and

Operating performance of the Insurance business in Asia was flat, with growth constrained by distribution capacity combined with negative returns generated on capital reflecting unfavourable investment market conditions.

Efficiency Measures

Cost to premiums income for the year achieved 22%, compared with 23% for the prior year and against a 2004 target of 21%.

Cost to funds under management for the investment business achieved 67 basis points (excluding NAFM compensation), compared with 70 basis points for the prior year and against a 2004 target of 65 basis points. The cost to funds under management ratio was impacted by investment market volatility and the subsequent erosion of funds under management levels during the year.

The Australian integration program was completed in December 2001, and pre-tax integration synergies of $118 million per annum were achieved to September 2002. The business is on track to deliver the targeted $140 million per annum in pre-tax synergies by 30 September 2003.

Valuation and Revaluation Profit/(Loss)

Valuation of businesses held in the mark to market environment increased by $484 million from $5,991 million at 30 September 2001 to $6,475 million at 30 September 2002. Values shown are directors’ market valuations. The valuations are based on Discounted Cash Flow (DCF) valuations prepared by Tillinghast – Towers Perrin (Tillinghast), using, for the Australian and New Zealand entities, risk discount rates specified by the directors.  The components comprising the increase in value are summarised below:

NAFM subsidiaries
Market value summary ($m)

	Net assets(1)	Value of inforce business	Embedded value	Value of future new business(7)	Value of future synergy benefits	Market value
Market value at 30 September 2001	710	2,138	2,848	2,676	467	5,991

Operating profits after tax of NAFM subsidiaries(2)	260	—	260	—	—	260
Net capital transfers(3)	379	—	379	—	—	379
Increase in shareholders net assets	639	—	639	—	—	639
Revaluation profit /(loss) components before tax:
- Business assumptions & roll forward
Roll forward of DCF(4)	—	358	358	99	26	483
Change in assumptions & experience	—	(820)	(820)	(373)	—	(1,193)
Expected synergies	—	30	30	463	(493)	—
- One off transactions
Acquisition of Europe & NZ businesses	—	345	345	57	—	402
Transfers of business	—	153	153	—	—	153
Revaluation profit/(loss) before tax(5)	—	66	66	246	(467)	(155)
Excess of internal restructure(6)	(48)	48	—	—	—	—
Market value at 30 September 2002	1,301	2,252	3,553	2,922	—	6,475

(1)          Net assets represent the shareholder capital reserves and retained profits. A portion of these net assets is non-distributable as it is required to support regulatory capital requirements. The cost of this capital support is reflected in the value of inforce business.

(2)          Operating profit after income tax is before revaluations and excludes operating profits of entities outside the market value accounting environment; ie. the operating profits after tax from NAFM’s own business, and other entities not owned by NAFM.

(3)          Net capital transfers represent movements in value that do not impact on the revaluation and operating profit, such as the payment of dividends, capital injections, net assets of entities acquired, FX movement on market value due to intra group funding and debt funding on internal restructure.

(4)          The roll forward represents the growth over the period at the valuation discount rate over and above operating profit.

(5)          The revaluation profit before tax does not include revaluation uplift in respect of NAFM’s own business. AASB 1038 requires assets of a life company to be valued at net market value; since NAFM is the parent life entity, the change in market value of its own life business is not brought to account.

(6)          Excess of internal restructure represents foreign exchange movement on market value due to intra group funding and surplus debt funding on internal restructure.

(7)          For some smaller entities the projection of future new business and inforce business is combined for the purposes of valuation. For these entities the value of future new business is reflected in the embedded value.

Entities held within the mark to market environment include operations in Australia, Europe, New Zealand and Asia. Distribution of value by both region and business segment are summarised below:

NAFM subsidiaries
Market value summary ($m)

	Net assets	Value of inforce business	Embedded value	Value of future new business	Market value
Market value summary by region
Australia	890	1,771	2,661	2,769	5,430
Europe	279	324	603	13	616
New Zealand	22	49	71	26	97
Asia	110	108	218	114	332
Market value at 30 September 2002	1,301	2,252	3,553	2,922	6,475
Market value summary by business segment
Investments	694	1,043	1,737	2,110	3,847
Insurance	444	1,188	1,632	812	2,444
Other	163	21	184	—	184
Market value at 30 September 2002	1,301	2,252	3,553	2,922	6,475

Revaluation Profit/(Loss)

The components that contributed to the $155 million revaluation loss comprised:

•                    Transfer on 1 January 2002, of the life insurance and funds management businesses of Bank of New Zealand and National Australia Group Europe to a controlled entity of NAFM as part of an internal restructure. In accordance with AASB 1038 “Life Insurance Business”, these controlled entities are required to be carried at their net market value. The difference between the acquired entities’ net assets and the directors’ net market value results in an increase in the valuation of $402 million before tax.

•                    Transfer of certain unit linked NAFM businesses to MLC Limited in line with integration initiatives and the inclusion of $16 million in respect to the New Zealand General Insurance brokerage business in the September half. Future profit margins on these businesses will be earned in the market value environment. These transactions increased the valuation by $153 million before tax.

•                    The effect of assumption and experience changes primarily comprises the impact of investment earnings being lower than expected over the period, the overall impact of lower Retail sales volumes, change in mix of new business, and changes in assumptions relating to policy lapses and claims. Additionally there have been changes to management fee and investment expense assumptions for investment linked business following a detailed review of experience relating to the application of BTR and GST legislation and subsequent repricing.  These changes decreased the valuation $710 million before tax (net of the roll forward of the DCF).

•                    As synergy benefits are recognised from the integration of the MLC group with the National’s wealth management businesses, the associated value transfers to the value of inforce business and future value of new business. As a result the synergy benefits of $467 million recognised at 30 September 2001 have been absorbed into the overall business valuation.

Actuarial assumptions applied in the determination of market value

Actuarial assumptions applied in the determination of market values for significant Wealth Management businesses held within the mark to market environment are summarised as follows:

	September 2002			September 2001
Assumptions applied in the determination of market value(1)	New business multiplier(2)	Risk discount rate(3) (%)	Franking credit assumptn (%)(4)	New business multiplier(2)	Risk discount rate(3) (%)	Franking credit assumptn (%)(4)
Insurance	10.1	11	70	10.5	11	70
Investments	8.7	11-12	70	8.6	11-12.25	70
New Zealand	8.1	11.75 - 12.75	70	—	—	—
Hong Kong	9.0	12.5	—	9.4	12.5	—

(1)          The bulk of the European valuation was performed on an aggregate basis. Where the European business valuations identified separate values of inforce business and future business, approximate methods were used to derive the value of future business that did not involve new business multipliers. The risk discount rate used in European valuations at 30 September 2002 was 10%.

(2)          New business multipliers represent the multiple of value arising from 2001 & 2002 new business experience respectively that equates to the value of future new business. It reflects the risk discount rate, anticipated new business growth and expected industry growth rates thereafter, together with an allowance for the expected pressure to reduce profit margins in the future.  The September 2001 multipliers for the Insurance and Investment businesses have been restated to be consistent with the September 2002 multipliers allowing for the inclusion of realised integration synergies, and the realignment of multipliers for the new disclosure categories of ‘Insurance’ and ‘Investment’ from the former categories of ‘Australian life insurance companies’ and ‘Australian funds management/administration companies’.

(3)          Risk discount rates are gross of tax and have been derived using the Capital Asset Pricing Model. The rates applied in the directors’ market valuations of the Australian and New Zealand businesses for September 2002, as shown in the table above, are 0.5% higher than Tillinghast’s standard rates for DCF valuations of such businesses.

(4)          The valuations of Australian and New Zealand entities comprise the present value of estimated future distributable profits after corporate tax, together with the present value of 70% of the attaching imputation credits. The valuations of international entities other than New Zealand comprise the present values of estimated future distributable profits after corporate tax.

Management Discussion & Analysis — Excess Capital & Group Funding

EXCESS CAPITAL & GROUP FUNDING

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Earnings on Excess Capital	68	69	(1.4)	137	94	45.7
Net loss from Group Funding	(103)	(143)	28.0	(246)	(25)	large
Net profit	(35)	(74)	52.7	(109)	69	large

Earnings on Excess Capital

The Group’s net interest income and margin are impacted by any excess capital held in the banking operations above the level required to efficiently and prudently run those operations. Variations in capital ratios (and therefore gearing levels) of a bank over time will lead to movements in net interest income and net interest margins. Separating out the earnings on excess capital from the overall operating results of the banking operations removes the distortion caused by varying capital/gearing ratios.

When estimating excess capital, benchmarks are chosen having regard to Australian and international peers and the risk profile and asset base of the Group’s banking operations. Excess capital does not represent the total amount of surplus capital held by the Group.

Earnings on excess capital is calculated by applying the average three-year bank bill swap rate of 5.49% (5.68% prior year) to the estimated excess. For balance sheet management purposes, the banking operations use a three-year benchmark for the investment term of capital. Holdings of excess capital reduce the amount of debt required by the banking operations to fund asset growth. Any reduction in excess capital would therefore need to be replaced with debt of the same term in order to maintain the interest rate risk profile of the banking operations.

The Group’s earnings on excess capital for the 2002 year is $137 million compared with $94 million last year.

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations. This minimises the earnings distortion to the operating divisions and enhances the comparability of performance over time.

For the year ended 30 September 2002, Group Funding experienced a loss of $246 million compared to a loss of $25 million after tax for the prior year.

The main factors contributing to the movement between September 2001 and September 2002 include:

•                  the recapitalisation of HomeSide;

•                  an adverse impact on intra-group funding (loans held in foreign currency) arising from the increase in the Australian dollar during the year;

•                  an unfavourable first half interest rate accrual adjustment on an interest swap between New York branch and Wholesale Financial Services; and

•                  the inability to benefit from a tax deduction previously obtained in the United States in respect of preference share capital invested in HomeSide.

Management Discussion & Analysis — HomeSide

HOMESIDE(1)

Statement of Financial Performance

Australian dollars(2)

			Fav/(unfav) change on Mar 02			Fav/(unfav) change on Sep 01
	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Net servicing revenue	107	80	33.8	187	474	(60.5)
Net interest income/(expense)	(13)	27	large	14	(77)	large
Net mortgage origination revenue	—	191	large	191	336	(43.2)
Proceeds from the sale of operating assets(3)	15	2,299	(99.3)	2,314	—	large
Other income	21	24	(12.5)	45	61	(26.2)
Total operating income	130	2,621	(95.0)	2,751	794	large
Carrying value & expenses of assets sold(3)	3	2,219	99.9	2,222	—	large
Expenses attributable to sale of operating assets(3)	1	99	99.0	100	—	large
Other operating expenses	114	257	55.6	371	479	22.5
Underlying profit	12	46	(73.9)	58	315	(81.6)
Charge to provide for doubtful debts	18	28	35.7	46	62	25.8
Profit before tax	(6)	18	large	12	253	(95.3)
Income tax expense/(benefit)	3	(89)	large	(86)	74	large
Net profit before goodwill	(9)	107	large	98	179	(45.3)
Goodwill amortisation(4)	—	—	large	—	48	large
Net profit	(9)	107	large	98	131	(25.2)

United States dollars

	US$m	US$m	%	US$m	US$m	%
Net servicing revenue	58	42	38.1	100	247	(59.5)
Net interest income/(expense)	(7)	14	large	7	(40)	large
Net mortgage origination revenue	—	98	large	98	175	(44.0)
Proceeds from the sale of operating assets(3)	8	1,184	(99.3)	1,192	—	large
Other income	16	12	33.3	28	32	(12.5)
Total operating income	75	1,350	(94.4)	1,425	414	large
Carrying value & expenses of assets sold(3)	1	1,143	99.9	1,144	—	large
Expenses attributable to sale of operating assets(3)	1	51	98.0	52	—	large
Other operating expenses	64	132	51.5	196	251	21.9
Underlying profit	9	24	(62.5)	33	163	(79.8)
Charge to provide for doubtful debts	10	15	33.3	25	32	21.9
Profit before tax	(1)	9	large	8	131	(93.9)
Income tax expense/(benefit)	—	(46)	large	(46)	40	large
Net profit before goodwill	(1)	55	large	54	91	(40.7)
Goodwill amortisation	—	—	—	—	33	large
Net profit	(1)	55	large	54	58	(6.9)

(1)   Financial information for ‘HomeSide’ relates to SR Investment, Inc., formerly known as HomeSide International, Inc. and its controlled entities.  HomeSide Lending, Inc. is a wholly owned subsidiary of SR Investment, Inc.

(2)   Operating results are converted to Australian dollars by using the average daily year to date exchange rate.

(3)   The sale of the HomeSide operating platform and operating assets to Washington Mutual Bank, FA on 1 March 2002 resulted in a loss of US$10 (A$19) million which was recognised in the March 2002 half.  Following completion of additional post sale procedures, the loss on sale was reduced to US$4 (A$8) million.

Under the terms of the sale of the assets and operating platform HomeSide received cash of US$1,184 (A$2,299) million for the operating assets, which consisted primarily of US$1,072 (A$2,081) million in warehouse and pipeline mortgage loans. This was subject to final sale adjustments.

(4)   Goodwill is translated at the exchange rate at the date of acquisition.

SECTION 4

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2002

DETAILED FINANCIAL INFORMATION

Detailed Financial Information – Note 1: Statement of Financial Performance (Annual Report Format)

1.              STATEMENT OF FINANCIAL PERFORMANCE (ANNUAL REPORT FORMAT)

This format is based on the revised Australian accounting standard AASB 1018 “Statement of Financial Performance”.  This format includes gross life insurance revenue and expenses, irrespective of whether they relate to policyholders or the Group, as required by AASB 1038 “Life Insurance Business” and AASB 1018. This format is provided to allow comparability to the Group’s annual financial report 2002.

				Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

		Half Year to			Year to
		Sep 02	Mar 02		Sep 02	Sep 01
	Note	$m	$m	%	$m	$m	%
Net interest income	2	3,619	3,603	0.4	7,222	6,960	3.8
Net life insurance income	6	(250)	240	large	(10)	128	large
Other operating income(1)
Ongoing	7	2,383	2,265	5.2	4,648	4,533	2.5
Disposed	7	143	2,594	(94.5)	2,737	1,044	large
Eliminations	7	(1)	—	large	(1)	(18)	(94.4)

Revaluation profit/(loss)	7	(525)	370	large	(155)	510	large
Significant revenue	7	2,671	—	large	2,671	5,314	(49.7)
Net operating income		8,040	9,072	(11.4)	17,112	18,471	(7.4)
Operating expenses
Ongoing	8	3,127	2,886	(8.4)	6,013	5,674	(6.0)
Disposed	8	119	2,576	95.4	2,695	814	large
Eliminations	8	(1)	—	large	(1)	(18)	94.4
Total operating expenses		3,245	5,462	40.6	8,707	6,470	(34.6)
Amortisation of goodwill	8	53	48	(10.4)	101	167	39.5
Charge to provide for doubtful debts	10	280	417	32.9	697	989	29.5
Significant expenses	8	3,242	24	large	3,266	6,866	52.4
Profit from ordinary activities before income tax expense		1,220	3,121	(60.9)	4,341	3,979	9.1
Income tax expense relating to ordinary activities	12	104	858	87.9	962	1,891	49.1
Net profit		1,116	2,263	(50.7)	3,379	2,088	61.8
Net profit attributable to outside equity interest		(1)	7	large	6	5	(20.0)
Net profit attributable to members of the Company		1,117	2,256	(50.5)	3,373	2,083	61.9

(1)          Other operating income includes other banking and financial services income and mortgage origination and mortgage servicing revenue as set out in note 4 to the Group’s annual financial report 2002.

Detailed Financial Information – Note 2: Net Interest Income

2. NET INTEREST INCOME

Group

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Ongoing operations
Interest income
Loans to customers	7,015	6,707	4.6	13,722	14,392	(4.7)
Other interest	1,112	1,371	(18.9)	2,483	4,141	(40.0)
Total interest income	8,127	8,078	0.6	16,205	18,533	(12.6)

Interest expense
Deposits and other borrowings	3,353	3,349	(0.1)	6,702	8,587	22.0
Other	1,145	1,156	1.0	2,301	3,270	29.6
Total interest expense	4,498	4,505	0.2	9,003	11,857	24.1

Total ongoing operations	3,629	3,573	1.6	7,202	6,676	7.9

Disposed operations
HomeSide	(13)	27	large	14	(77)	large
Michigan National	—	—	—	—	350	large
Other non-core operations	3	3	—	6	11	(45.5)
Total disposed operations	(10)	30	large	20	284	(93.0)
Net interest income	3,619	3,603	0.4	7,222	6,960	3.8

By Division

Ongoing operations
Financial Services Australia	1,665	1,619	2.8	3,284	3,092	6.2
Financial Services Europe	1,172	1,184	(1.0)	2,356	2,157	9.2
Financial Services New Zealand	319	280	13.9	599	525	14.1
Other	(8)	(1)	large	(9)	(11)	18.2
Retail Banking	3,148	3,082	2.1	6,230	5,763	8.1
Wholesale Financial Services	518	559	(7.3)	1,077	895	20.3
Wealth Management	43	54	(20.4)	97	77	26.0
Excess Capital and Group Funding	(80)	(122)	(34.4)	(202)	(59)	large
Total ongoing operations	3,629	3,573	1.6	7,202	6,676	7.9
Disposed operations
Vivid	3	3	—	6	11	(45.5)
HomeSide	(13)	27	large	14	(77)	large
Michigan National	—	—	—	—	350	large
Total disposed operations	(10)	30	large	20	284	(93.0)
Net interest income	3,619	3,603	0.4	7,222	6,960	3.8

Detailed Financial Information – Note 3: Net Interest Margins and Spreads

3. NET INTEREST MARGINS AND SPREADS

Group

			Fav/(unfav) change on Mar 02			Fav/(unfav) change on Sep 01
	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	%	%	basis pts	%	%	basis pts
Group interest spread	2.36%	2.41%	(0.05)	2.39%	2.34%	0.05
Group interest margin(2)	2.63%	2.71%	(0.08)	2.67%	2.71%	(0.04)
Group interest margin (excluding earnings on excess capital)(2)	2.56%	2.64%	(0.08)	2.60%	2.66%	(0.06)

By region

Australia(1)
Australia interest spread	2.54%	2.74%	(0.20)	2.63%	2.56%	0.07
Australia interest margin(2)	2.71%	2.87%	(0.16)	2.79%	2.91%	(0.12)
Australia interest margin (excluding earnings on excess capital)(2)	2.57%	2.72%	(0.15)	2.64%	2.79%	(0.15)

Europe(1)
Europe interest spread	2.47%	2.50%	(0.03)	2.49%	2.49%	(0.00)
Europe interest margin(2)	2.90%	2.99%	(0.09)	2.94%	3.12%	(0.18)

Other International(1)
Other International interest spread	1.32%	1.25%	0.07	1.29%	1.57%	(0.28)
Other International interest margin(2)	1.42%	1.43%	(0.01)	1.43%	1.57%	(0.14)

By Division

Net interest margin(2)
Financial Services Australia	3.35%	3.51%	(0.16)	3.42%	3.61%	(0.19)
Financial Services Europe	4.10%	4.00%	0.10	4.05%	3.97%	0.08
Financial Services New Zealand	2.93%	2.77%	0.16	2.85%	2.81%	0.04
Wholesale Financial Services	0.74%	0.82%	(0.08)	0.79%	0.73%	0.06

Net interest spread
Financial Services Australia	2.85%	3.05%	(0.20)	2.94%	3.10%	(0.16)
Financial Services Europe	3.82%	3.64%	0.18	3.73%	3.45%	0.28
Financial Services New Zealand	3.00%	2.91%	0.09	2.96%	2.97%	(0.01)

(1)          Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

(2)          Interest margin is net interest income as a percentage of average interest-earning assets.

Detailed Financial Information - Note 4: Average Balance Sheet & Related Interest - Full Year

4. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest earning assets and interest bearing liabilities, together with their respective interest rates earned or paid by the Group.  Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches, excluding Europe, HomeSide and Michigan National. Non-accrual loans are included with interest-earning assets within loans and advances.

Average assets and interest income

	Year ended Sep 02			Year ended Sep 01
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	2,824	102	3.61	1,980	110	5.56
Europe	6,796	223	3.28	5,226	261	4.99
Other International	5,605	114	2.03	8,106	424	5.23
Regulatory deposits
Europe	142	3	2.11	121	3	2.48
Other International	15	—	—	10	—	—
Marketable debt securities
Australia	13,910	712	5.12	11,813	624	5.28
Europe	11,312	476	4.21	10,238	576	5.63
Michigan	—	—	—	1,813	126	6.95
Other International	10,212	321	3.14	10,010	534	5.33
Loans and advances(1)
Australia	112,714	7,385	6.55	101,941	7,525	7.38
Europe	69,658	4,278	6.14	60,796	4,606	7.58
HomeSide	21	94	447.62	25	190	760.00
Michigan	—	—	—	8,120	668	8.23
Other International	33,096	2,064	6.24	30,379	2,270	7.47
Other interest earning assets(2)
Australia	10	751	n/a	13	1,570	n/a
Europe	854	59	n/a	22	2	n/a
HomeSide	3,331	170	n/a	2,990	387	n/a
Michigan	—	—	—	34	4	n/a
Other International	27	(277)	n/a	2,966	39	n/a
Intragroup loans(3)
Europe	4,026	236	5.86	1,765	105	5.95
Other International	9,187	219	2.38	8,483	350	4.13
Average interest earning assets and interest income incl intragroup loans by:
Australia	129,458	8,950	6.91	115,747	9,829	8.49
Europe	92,788	5,275	5.69	78,168	5,553	7.10
HomeSide	3,352	264	7.88	3,015	577	19.14
Michigan	—	—	—	9,967	798	8.01
Other International	58,142	2,441	4.20	59,954	3,617	6.03
Total average interest earning assets and interest income incl intragroup loans	283,740	16,930	5.97	266,851	20,374	7.63

Average assets and interest income

	Year ended Sep 02			Year ended Sep 01
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(13,213)	(455)	3.44	(10,248)	(455)	4.44
Total average interest earning assets by:
Australia	129,458	8,950	6.91	115,747	9,829	8.49
Europe	88,762	5,039	5.68	76,403	5,448	7.13
HomeSide	3,352	264	7.88	3,015	577	19.14
Michigan	—	—	—	9,967	798	8.01
Other International	48,955	2,222	4.54	51,471	3,267	6.35
Total average interest earning assets	270,527	16,475	6.09	256,603	19,919	7.76

Non-interest earning assets
Investments relating to life insurance business(4)
Australia	31,868			30,642
Europe	620			572
Other International	93			19
Acceptances
Australia	21,231			22,405
Europe	200			598
Other International	119			406
Fixed assets
Australia	1,381			1,173
Europe	767			782
HomeSide	40			92
Michigan	—			98
Other International	172			194
Other assets
Australia	20,972			19,422
Europe	6,533			8,717
HomeSide	6,481			11,206
Michigan	—			1,050
Other International	3,617			3,624
Total average non-interest earning assets by:
Australia	75,452			73,642
Europe	8,120			10,669
HomeSide	6,521			11,298
Michigan	—			1,148
Other International	4,001			4,243
Total average non-interest earning assets	94,094			101,000
Provision for doubtful debts
Australia	(1,413)			(1,348)
Europe	(936)			(835)
HomeSide	(22)			(32)
Michigan	—			(165)
Other International	(300)			(235)
Total average assets by:
Australia	203,497			188,041
Europe	95,946			86,237
HomeSide	9,851			14,281
Michigan	—			10,950
Other International	52,656			55,479
Total average assets	361,950			354,988

Percentage of total average assets applicable to international operations	43.8%			47.0%

Average liabilities and interest expense

	Year ended Sep 02			Year ended Sep 01
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	37,411	1,927	5.15	33,709	1,856	5.51
Europe	37,799	1,173	3.10	29,052	1,581	5.44
Michigan	—	—	—	2,907	191	6.57
Other International	24,367	799	3.28	25,891	1,290	4.98
Savings deposits
Australia	5,802	255	4.40	5,584	290	5.19
Europe	14,056	300	2.13	12,629	448	3.55
Michigan	—	—	—	2,622	120	4.58
Other International	2,702	62	2.29	2,166	74	3.42
Other demand deposits
Australia	35,255	890	2.52	30,796	1,050	3.41
Europe	14,384	261	1.81	13,101	380	2.90
Michigan	—	—	—	456	7	1.54
Other International	4,459	160	3.59	2,139	72	3.37
Government and Official Institutions
Australia	805	31	3.85	750	36	4.80
Michigan	—	—	—	407	25	6.14
Other International	1,706	39	2.29	1,767	93	5.26
Due to other financial institutions
Australia	4,940	180	3.64	4,178	203	4.86
Europe	11,322	667	5.89	10,157	550	5.41
Michigan	—	—	—	1,263	79	6.25
Other International	17,435	424	2.43	22,218	1,075	4.84
Short-term borrowings
HomeSide	448	129	28.79	3,084	280	9.08
Other International	4,588	81	1.77	4,300	243	5.65
Long-term borrowings
Australia	19,633	803	4.09	18,515	1,158	6.25
Europe	—	—	—	1,357	6	0.44
HomeSide	2,848	95	3.34	3,789	211	5.57
Michigan	—	—	—	57	4	7.02
Other International	213	10	4.69	209	30	14.35
Other interest bearing liabilities(4)
Australia	7,088	767	10.82	4,358	1,365	31.32
Europe	821	—	n/a	13	—	n/a
Michigan	—	—	—	52	22	n/a
Other International	—	29	n/a	(356)	28	n/a
Loan Capital
Australia	626	29	4.63	673	42	6.24
Europe	1,167	142	12.17	1,220	150	12.30
Intragroup loans
Australia	13,213	455	3.44	10,248	455	4.44
Average interest bearing liabilities and interest expense incl intragroup loans by:
Australia	124,773	5,337	4.28	108,811	6,455	5.93
Europe	79,549	2,543	3.20	67,529	3,115	4.61
HomeSide	3,296	224	6.80	6,873	491	7.14
Michigan	—	—	—	7,764	448	5.77
Other International	55,470	1,604	2.89	58,334	2,905	4.98
Total average interest bearing liabilities and interest expense incl intragroup loans	263,088	9,708	3.69	249,311	13,414	5.38

	Year ended Sep 02			Year ended Sep 01
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(13,213)	(455)	3.44	(10,248)	(455)	4.44
Total average interest bearing liabilities and interest expense by:
Australia	111,560	4,882	4.38	98,563	6,000	6.09
Europe	79,549	2,543	3.20	67,529	3,115	4.61
HomeSide	3,296	224	6.80	6,873	491	7.14
Michigan	—	—	—	7,764	448	5.77
Other International	55,470	1,604	2.89	58,334	2,905	4.98
Total average interest bearing liabilities and interest expense	249,875	9,253	3.70	239,063	12,959	5.42

Non-interest bearing liabilities
Deposits not bearing interest
Australia	4,790			4,287
Europe	5,542			5,373
Michigan	—			1,422
Other International	1,191			1,365
Liability on acceptances
Australia	21,231			22,405
Europe	200			598
Michigan	—			1
Other International	119			405
Life insurance policy liabilities(4)
Australia	30,502			29,550
Europe	516			509
Other International	61			5
Other liabilities
Australia	13,888			15,097
Europe	6,404			6,759
HomeSide	1,372			1,947
Michigan	—			193
Other International	2,412			2,582
Total average non-interest bearing liabilities by:
Australia	70,411			71,339
Europe	12,662			13,239
HomeSide	1,372			1,947
Michigan	—			1,616
Other International	3,783			4,357
Total average non-interest bearing liabilities	88,228			92,498

Equity

	Year ended Sep 02			Year ended Sep 01
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Equity
Contributed equity	7,878			7,624
Preference share capital	730			730
National income securities	1,945			1,945
Reserves	1,811			2,210
Retained profits	11,415			10,851
Outside equity interests in controlled entities	68			67
Equity	23,847			23,427

Total liabilities and equity	361,950			354,988

Percentage of total average liabilities applicable to international operations	46.2%			48.8%

(1)               Includes non-accrual loans.

(2)               Includes interest on derivatives and escrow deposits.

(3)               The calculations for Australia, Europe, HomeSide, Michigan National and Other International include intragroup cross border loans/borrowings and associated interest.

(4)               Included within investments relating to life insurance business are interest-earning debt securities.  The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note.  The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to restrictions of the Life Insurance Act 1995.

Detailed Financial Information - Note 5: Gross Loans & Advances

5.  GROSS LOANS & ADVANCES

By Region

	As at			Change on
	Sep 02	Mar 02	Sep 01	Mar 02	Sep 01	Sep 01 excluding fx impact
	$m	$m	$m	%	%	%
Ongoing operations
Australia	120,885	112,371	106,789	7.6	13.2	13.2
Europe	77,750	65,895	71,889	18.0	8.2	12.0
New Zealand	25,702	24,298	24,011	5.8	7.0	2.0
United States	7,230	5,064	4,618	42.8	56.6	72.8
Asia	3,936	4,173	4,735	(5.7)	(16.9)	(9.7)
Total ongoing operations	235,503	211,801	212,042	11.2	11.1	12.2

Disposed operations
United States	—	22	27	large	large	large
Europe	181	235	365	(23.0)	(50.4)	(48.6)
Total disposed operations	181	257	392	(29.6)	(53.8)	(51.9)
Total gross loans and advances	235,684	212,058	212,434	11.1	10.9	12.0

Securitised loans	929	1,175	1,440	(20.9)	(35.5)	(35.5)

By product

Ongoing operations
Housing	95,987	85,483	81,490	12.3	17.8	18.1
Term lending	85,193	76,710	77,533	11.1	9.9	11.6
Overdrafts	18,765	17,988	20,124	4.3	(6.8)	(4.7)
Leasing	15,882	14,998	15,776	5.9	0.7	2.6
Credit cards	6,584	6,187	6,118	6.4	7.6	8.2
Other	13,092	10,435	11,001	25.5	19.0	17.7
Total ongoing operations	235,503	211,801	212,042	11.2	11.1	12.2

Disposed operations
HomeSide	—	22	27	large	large	large
Vivid	181	235	365	(23.0)	(50.4)	(48.6)
Total disposed operations	181	257	392	(29.6)	(53.8)	(51.9)
Total gross loans and advances	235,684	212,058	212,434	11.1	10.9	12.0

Securitised loans	929	1,175	1,440	(20.9)	(35.5)	(35.5)

By product & region

	As at Sep 02
	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Housing	68,461	17,502	9,523	13	577	96,076
Term Lending	30,710	35,700	11,872	4,328	2,675	85,285
Overdrafts	5,023	12,445	1,205	92	—	18,765
Leasing	7,168	8,669	2	—	43	15,882
Credit cards	3,525	2,182	877	—	—	6,584
Other	5,998	1,433	2,223	2,797	641	13,092
Total gross loans and advances	120,885	77,931	25,702	7,230	3,936	235,684

Movement from Sep 2001 excluding foreign exchange

	Movement from Sep 01
	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Gross loans and advances
Including:
Housing	23.1	7.1	8.1	(48.0)	(5.9)	18.0
Term lending	1.1	23.8	14.9	9.7	(12.8)	11.4
Overdrafts	(7.3)	(6.5)	23.6	—	—	(4.7)
Leasing	1.3	3.8	(33.3)	—	(8.5)	2.6
Credit cards	9.9	6.8	5.2	—	—	8.2

Movement from March 2002 excluding foreign exchange

	Movement from Mar 02
	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Gross loans and advances
Including:
Housing	11.8	3.4	3.3	(40.9)	13.4	9.3
Term lending	2.5	18.0	0.1	(4.2)	(3.9)	7.5
Overdrafts	0.6	1.6	30.6	—	—	3.3
Leasing	2.3	1.5	(33.3)	—	(2.3)	1.9
Credit cards	3.2	4.8	0.7	—	—	3.4

Detailed Financial Information - Note 6: Net Life Insurance Income

6. NET LIFE INSURANCE INCOME

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half Year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Ongoing operations

Premium and related revenue	652	482	35.3	1,134	1,074	5.6
Investment revenue	(3,169)	2,181	large	(988)	(877)	(12.7)
Life insurance income	(2,517)	2,663	large	146	197	(25.9)

Claims expense	539	417	(29.3)	956	599	(59.6)
Change in policy liabilities	(3,218)	1,581	large	(1,637)	(1,318)	(24.2)
Policy acquisition and maintenance expense	366	385	4.9	751	699	(7.4)
Investment management fees	48	38	(26.3)	86	89	3.4
Other life insurance-related expenses	(2)	2	large	—	—	large
Life insurance expenses	(2,267)	2,423	large	156	69	large

Net life insurance income	(250)	240	large	(10)	128	large

Income tax expense/(benefit) - net life insurance income	(354)	106	large	(248)	(212)	17.0

Net life insurance income after tax	104	134	(22.4)	238	340	(30.0)

Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance controlled entities of the Group.  Refer to note 57 of the Group’s annual financial report 2002 for further details.

Detailed Financial Information - Note 7: Revenue

7.  REVENUE

				Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

		Half Year to			Year to
		Sep 02	Mar 02		Sep 02	Sep 01
	Note	$m	$m	%	$m	$m	%
Ongoing operations

Interest income	2	8,127	8,078	0.6	16,205	18,533	(12.6)

Life insurance income
Premium and related revenue		652	482	35.3	1,134	1,074	5.6
Investment revenue		(3,169)	2,181	large	(988)	(877)	(12.7)
Life insurance income	6	(2,517)	2,663	large	146	197	(25.9)

Other operating income
Dividends received		19	16	18.8	35	44	(20.5)
Profit on sale of property, plant and equipment		6	7	(14.3)	13	9	44.4
Loan fees from banking		704	657	7.2	1,361	1,322	3.0
Money transfer fees		515	499	3.2	1,014	960	5.6
Trading income		288	275	4.7	563	715	(21.3)
Foreign exchange income		13	2	large	15	12	25.0
Fees and commissions		748	667	12.1	1,415	1,237	14.4
Other income		90	142	(36.6)	232	234	(0.9)
Other operating income		2,383	2,265	5.2	4,648	4,533	2.5

Revaluation profit/(loss)		(525)	370	large	(155)	510	large

Total revenue from ongoing operations		7,468	13,376	(44.2)	20,844	23,773	(12.3)

Disposed operations

Interest income		63	207	(69.6)	270	1,386	(80.5)

Other operating income
HomeSide
Proceeds from the sale of HomeSide operating assets		15	2,299	large	2,314	—	large
Other		128	295	large	423	871	large
Michigan National		—	—	—	—	171	large
Other disposed operations		—	—	—	—	2	large
Other operating income		143	2,594	(94.5)	2,737	1,044	large

Total revenue from disposed operations		206	2,801	(92.6)	3,007	2,430	23.7

Significant revenue
Proceeds from sale of SR Investment (HomeSide)		2,671	—	large	2,671	—	large
Proceeds from sale of Michigan National		—	—	—	—	5,314	large

Group eliminations		(1)	—	large	(1)	(18)	(94.4)

Total revenue from ordinary activities		10,344	16,177	(36.1)	26,521	31,499	(15.8)

Total revenue from ordinary activities agrees to note 4 in the Group’s annual financial report 2002.

Detailed Financial Information - Note 8: Expenses

8. EXPENSES

				Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

		Half Year to			Year to
		Sep 02	Mar 02		Sep 02	Sep 01
	Note	$m	$m	%	$m	$m	%
Ongoing operations

Interest expense	2	4,498	4,505	0.2	9,003	11,857	24.1

Life insurance expenses
Claims expense		539	417	(29.3)	956	599	(59.6)
Change in policy liabilities		(3,218)	1,581	large	(1,637)	(1,318)	(24.2)
Policy acquisition and maintenance expense		366	385	4.9	751	699	(7.4)
Investment management fees		48	38	(26.3)	86	89	3.4
Other life insurance-related expenses		(2)	2	large	—	—	large
Life insurance expenses	6	(2,267)	2,423	large	156	69	large

Other operating expenses(1)
Personnel expenses
Salaries and related on costs		1,491	1,437	(3.8)	2,928	2,798	(4.6)
Other		150	155	3.2	305	343	11.1
		1,641	1,592	(3.1)	3,233	3,141	(2.9)

Occupancy expenses
Rental on operating leases		135	127	(6.3)	262	252	(4.0)
Depreciation and amortisation		37	41	9.8	78	77	(1.3)
Other		106	100	(6.0)	206	208	1.0
		278	268	(3.7)	546	537	(1.7)

General expenses
Advertising and marketing		106	84	(26.2)	190	176	(8.0)
Non-lending losses		12	36	large	48	69	30.4
Communications, postage and stationery		229	225	(1.8)	454	449	(1.1)
Depreciation and amortisation		170	152	(11.8)	322	251	(28.3)
Fees and commissions		90	80	(12.5)	170	180	5.6
Other expenses(2)		537	449	(19.6)	986	871	(13.2)
		1,144	1,026	(11.5)	2,170	1,996	(8.7)

Sub-total other operating expenses		3,063	2,886	(6.1)	5,949	5,674	(4.8)

Wealth Management investor compensation		64	—	large	64	—	large

Other operating expenses		3,127	2,886	(8.4)	6,013	5,674	(6.0)

Total expenses from ongoing operations		5,358	9,814	45.4	15,172	17,600	13.8

(1)               September 2001 expense breakdown realigned to current classification

(2)               Other expenses includes technology expenses, outside services, travel, legal fees and other general expenses.

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half Year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Disposed operations

Interest expense	73	177	58.8	250	1,102	77.3

Operating expenses
HomeSide
Carrying value and expenses attributable to the sale of HomeSide operating assets	4	2,318	99.8	2,322	—	large
Other	114	257	55.6	371	479	22.5
Michigan National	—	—	large	—	271	large
Other disposed operations	1	1	—	2	64	96.9
Operating expenses	119	2,576	95.4	2,695	814	large

Total expenses from disposed operations	192	2,753	93.0	2,945	1,916	(53.7)

Significant expenses
Provision for restructure	556	24	large	580	—	large
Carrying value of SR Investment sold	2,686	—	large	2,686	—	large
Net operating and non-operating expenses	—	—	large	—	6,866	large
Significant expenses	3,242	24	large	3,266	6,866	52.4

Group eliminations	(1)	—	large	(1)	(18)	94.4

Total expenses before goodwill	8,791	12,591	30.2	21,382	26,364	18.9

Amortisation of goodwill	53	48	(10.4)	101	167	39.5

Total expenses	8,844	12,639	30.0	21,483	26,531	19.0

Detailed Financial Information - Note 9: Full Time Equivalent Employees

9. FULL TIME EQUIVALENT EMPLOYEES(1)

By Region

	As at			Change on
	Sep 02	Mar 02	Sep 01	Mar 02	Sep 01
	No.	No.	No.	%	%
Ongoing operations
Australia	24,294	24,481	24,897	(0.8)	(2.4)
Europe	13,540	13,641	13,703	(0.7)	(1.2)
New Zealand	4,560	4,564	4,731	(0.1)	(3.6)
United States	127	133	143	(4.5)	(11.2)
Asia	641	800	757	(19.9)	(15.3)
Total ongoing operations	43,162	43,619	44,231	(1.0)	(2.4)

Disposed operations
United States	38	37	3,363	2.7	(98.9)
Europe	2	2	3	—	(33.3)
Total disposed operations	40	39	3,366	2.6	(98.8)
Total full time equivalent employees (FTEs)	43,202	43,658	47,597	(1.0)	(9.2)

By Division

Ongoing operations
Financial Services Australia	19,138	19,525	19,631	(2.0)	(2.5)
Financial Services Europe	11,848	12,077	12,122	(1.9)	(2.3)
Financial Services New Zealand	3,860	3,866	4,001	(0.2)	(3.5)
Other	302	308	322	(1.9)	(6.2)
Retail Banking	35,148	35,776	36,076	(1.8)	(2.6)
Wholesale Financial Services	2,467	2,492	2,596	(1.0)	(5.0)
Wealth Management(2)	5,547	5,351	5,559	3.7	(0.2)
Total ongoing operations	43,162	43,619	44,231	(1.0)	(2.4)

Disposed operations
HomeSide	38	37	3,363	2.7	(98.9)
Vivid	2	2	3	—	(33.3)
Total disposed operations	40	39	3,366	2.6	(98.8)
Total full time equivalent employees (FTEs)	43,202	43,658	47,597	(1.0)	(9.2)

Average half year FTEs	43,682	46,807	47,509	(6.7)	(8.1)

(1)               Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie contractors). Comparative information has been restated to include non-payroll staff.

(2)               In comparative periods Wealth Management full-time equivalent employees includes employees of joint venture interests, (March 2002: 231 FTE’s and September 2001: 184 FTE’s).

Detailed Financial Information - Note 10: Doubtful Debts

10. DOUBTFUL DEBTS

Total charge for doubtful debts by Region

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Ongoing operations
Australia	7	101	93.1	108	473	77.2
Europe	199	182	(9.3)	381	380	(0.3)
New Zealand	(18)	6	large	(12)	10	large
United States	60	109	45.0	169	31	large
Asia	12	(11)	large	1	3	66.7
Total ongoing operations	260	387	32.8	647	897	27.9

Disposed operations
Europe	2	2	—	4	16	75.0
United States	18	28	35.7	46	76	39.5
Total disposed operations	20	30	33.3	50	92	45.7
Total charge to provide for doubtful debts	280	417	32.9	697	989	29.5

Total charge for doubtful debts by Division

Ongoing operations
Financial Services Australia	100	46	large	146	324	54.9
Financial Services Europe	190	188	(1.1)	378	348	(8.6)
Financial Services New Zealand	(13)	8	large	(5)	13	large
Other	(5)	(1)	large	(6)	(7)	(14.3)
Retail Banking	272	241	(12.9)	513	678	24.3
Wholesale Financial Services	21	146	85.6	167	216	22.7
Wealth Management	(1)	—	large	(1)	3	large
Excess Capital and Group Funding(1)	(32)	—	large	(32)	—	large
Total ongoing operations	260	387	32.8	647	897	27.9

Disposed operations
Retail Banking - Vivid	2	2	—	4	16	75.0
HomeSide	18	28	35.7	46	62	25.8
Michigan National	—	—	—	—	14	large
Total disposed operations	20	30	33.3	50	92	45.7
Total charge to provide for doubtful debts	280	417	32.9	697	989	29.5

(1)    Reallocation of the Group statistical provisioning reserve to the operating Divisions.

Movement in provision for doubtful debts

	Year to Sep 02			Year to Sep 01
	Specific	General	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance
Ongoing operations	586	2,180	2,766	433	1,881	2,314
Homeside	—	27	27	—	31	31
Michigan National	—	—	—	38	326	364
Group opening balance	586	2,207	2,793	471	2,238	2,709

Movements relating to ongoing operations
Transfer to/(from) specific/general provision	788	(788)	—	708	(708)	—
Bad debts recovered	171	—	171	151	—	151
Bad debts written off	(985)	—	(985)	(738)	—	(738)
Charge to profit and loss	—	647	647	—	897	897
Foreign currency translation and consolidation adjustments	(7)	(21)	(28)	32	94	126

Movements relating to disposed operations
HomeSide
Charge to profit and loss	—	46	46	—	62	62
Provision no longer required	—	(70)	(70)	—	(72)	(72)
Foreign currency translation and consolidation adjustments	—	(3)	(3)	—	6	6

Michigan National
Transfer to/(from) specific/general provision	—	—	—	40	(40)	—
Charge to profit and loss	—	—	—	—	14	14
Sale of Michigan National	—	—	—	(58)	(336)	(394)
Foreign currency translation and consolidation adjustments	—	—	—	(20)	36	16

Vivid
Charge to profit and loss	—	4	4	—	16	16

Closing balance
Ongoing operations	553	2,022	2,575	586	2,180	2,766
HomeSide	—	—	—	—	27	27
Total provision for doubtful debts	553	2,022	2,575	586	2,207	2,793

Detailed Financial Information - Note 11: Asset Quality

11. ASSET QUALITY

Summary of impaired assets

	As at			Change on
	Sep 02	Mar 02	Sep 01	Mar 02	Sep 01
	$m	$m	$m	%	%
Gross non-accrual loans	1,590	1,750	1,732	(9.1)	(8.2)
Gross restructured loans	6	5	4	20.0	50.0
Gross assets acquired through security enforcement	3	2	4	50.0	(25.0)
Gross impaired assets	1,599	1,757	1,740	(9.0)	(8.1)
Less: Specific provisions - non-accrual loans(1)	(500)	(602)	(528)	(16.9)	(5.3)
Net impaired assets	1,099	1,155	1,212	(4.8)	(9.3)

Total impaired assets by Region

	As at Sep 02		As at Mar 02		As at Sep 01
	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Ongoing operations
Australia	894	595	917	604	963	638
Europe	544	399	579	414	689	503
New Zealand	27	23	36	28	42	33
United States	117	66	220	105	23	18
Asia	2	1	2	1	6	3
Total ongoing operations	1,584	1,084	1,754	1,152	1,723	1,195

Disposed operations
United States	13	13	—	—	11	11
Europe	2	2	3	3	6	6
Total disposed operations	15	15	3	3	17	17
Total gross impaired assets	1,599	1,099	1,757	1,155	1,740	1,212

(1)          Specific provision - non-accrual loans includes $53m of specific provision in relation to accrued portfolio facilities past due 90-180 days within credit cards.

Gross non-accrual loans to gross loans & acceptances - by region

	As at
	Sep 02	Mar 02	Sep 01
	%	%	%
Ongoing operations
Australia	0.63	0.69	0.76
Europe	0.70	0.87	0.95
New Zealand	0.11	0.15	0.18
United States	1.61	4.34	0.43
Asia	0.05	0.05	0.14
Total ongoing operations	0.62	0.75	0.74

Disposed operations
United States	100.00	—	41.20
Europe	1.10	1.38	1.63
Total disposed operations	7.74	1.26	4.33
Total gross non-accrual loans to gross loans & acceptances	0.62	0.75	0.75

Group provisioning coverage ratios

Net impaired assets to total equity	4.7	4.9	5.1
Net impaired assets to total equity plus general provision	4.3	4.5	4.7
Specific provision to gross impaired assets	34.6	37.0	33.7
General and specific provisions to gross impaired assets.	161.0	155.7	160.5
General provision to risk-weighted assets	0.82	0.88	0.86

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

Memorandum disclosure

	As at			Change on
	Sep 02	Mar 02	Sep 01	Mar 02	Sep 01
	$m	$m	$m	%	%
Accruing loans past due 90 days or more with adequate security (net)	78	82	102	(4.9)	(23.5)
Accruing portfolio facilities past due 90 to 180 days (net)	30	33	60	(9.1)	(50.0)

90 days past due loans - by region

Ongoing operations
Australia	29	27	48	7.4	(39.6)
Europe	45	48	51	(6.3)	(11.8)
New Zealand	4	7	3	(42.9)	33.3
Total ongoing operations	78	82	102	(4.9)	(23.5)

Disposed operations
United States	—	—	—	—	—
Total disposed operations	—	—	—	—	—
Total 90 day past due loans	78	82	102	(4.9)	(23.5)

Detailed Financial Information - Note 12: Income Tax Reconcilation

12. INCOME TAX RECONCILIATION

Group

	Half year to		Year to
	Sep 02	Mar 02	Sep 02	Sep 01
	$m	$m	$m	$m
Operating profit before income tax
Australia	316	1,972	2,288	2,946
Overseas	904	1,149	2,053	1,033
Operating profit/(loss) before tax attributable to the statutory funds of the life insurance business	(264)	236	(28)	61
Total operating profit excluding that attributable to the statutory funds of the life insurance business before income tax	1,484	2,885	4,369	3,918
Prima facie income tax at 30% (2001: 34%)	445	866	1,311	1,333

Add/(deduct) tax effect of permanent differences:
Non-allowable depreciation on buildings	2	5	7	5
Rebate of tax on dividends, interest etc	61	(17)	44	(31)
Foreign tax rate differences	(3)	(3)	(6)	(245)
Non-allowable impairment loss on goodwill	—	—	—	292
Timing differences not carried forward as future income tax assets	—	—	—	764
Amortisation of goodwill	14	15	29	59
Future income tax benefits no longer required	1	1	2	(4)
Non-taxable amounts attributable to HomeSide US operation	(48)	(5)	(53)	—
Restatement of tax timing differences due to changes in the Australian company income tax rate	2	—	2	(8)
Recognition of HomeSide US operation future income tax benefit not previously recognised	—	(89)	(89)	—
Under/(over) provision in prior year	(12)	18	6	(17)
Other	(4)	(39)	(43)	(45)
Total income tax expense on operating profit excluding that attributable to the statutory funds of the life insurance business	458	752	1,210	2,103
Income tax attributable to the statutory funds of the life insurance business	(354)	106	(248)	(212)
Total income tax expense	104	858	962	1,891

Effective tax rate excluding statutory funds attributable to the life insurance business	30.9%	26.1%	27.7%	53.7%

By Division

Ongoing operations
Financial Services Australia	379	360	739	729
Financial Services Europe	204	215	419	402
Financial Services New Zealand	87	66	153	112
Other	(11)	(8)	(19)	(30)
Retail Banking	659	633	1,292	1,213
Wholesale Financial Services	112	84	196	271
Wealth Management
Operating profit	(353)	130	(223)	(187)
Revaluation profit/(loss)	(136)	133	(3)	177
Excess Capital and Group Funding	1	(26)	(25)	(108)
Total ongoing operations	283	954	1,237	1,366
Disposed operations
HomeSide	3	(89)	(86)	74
Michigan National	—	—	—	80
Other disposed operations	—	—	—	(13)
Total disposed operations	3	(89)	(86)	141
Significant items	(182)	(7)	(189)	384
Total income tax expense	104	858	962	1,891

Supplementary Income Tax Reconciliation Wealth Management

	Half year to		Year to
	Sep 02	Mar 02	Sep 02	Sep 01
	$m	$m	$m	$m
Operating profit before income tax
Australia	(825)	668	(157)	629
Overseas	22	47	69	85
Operating profit/(loss) before tax attributable to the statutory funds of the life insurance business	(264)	236	(28)	61
Total operating profit excluding that attributable to the statutory funds of the life insurance business before income tax	(539)	479	(60)	653
Prima facie income tax at 30% (2001: 34%)	(162)	144	(18)	222

Add/(deduct) tax effect of permanent differences:
Foreign tax rate differences	—	1	1	(2)
Amortisation of goodwill	(5)	1	(4)	3
Restatement of tax timing differences due to changes in the Australian company income tax rate	2	—	2	(27)
Under/(over) provision in prior year	3	3	6	(1)
Other	27	8	35	7
Total income tax expense on operating profit excluding that attributable to the statutory funds of the life insurance business	(135)	157	22	202
Income tax attributable to the statutory funds of the life insurance business	(354)	106	(248)	(212)
Total income tax expense/(benefit) (1)	(489)	263	(226)	(10)

Effective tax rate excluding statutory funds attributable to the life insurance business	(25.0)%	32.8%	(36.7)%	(30.9)%

(1)   Wealth Management total income tax expense/(benefit) excludes the tax benefit on significant items.

Ongoing operations before goodwill and Wealth Management revaluation profit

	Half year to		Year to
	Sep 02	Mar 02	Sep 02	Sep 01
	$m	$m	$m	$m
Cash earnings before income tax
Australia	1,317	1,621	2,938	2,481
Overseas	1,058	1,184	2,242	2,285
Operating profit/(loss) before tax attributable to the statutory funds of the life insurance business	(264)	236	(28)	61
Total cash earnings excluding that attributable to the statutory funds of the life insurance business before income tax	2,639	2,569	5,208	4,705
Prima facie income tax at 30% (2001: 34%)	791	771	1,562	1,600
Add/(deduct) tax effect of permanent differences:
Non-allowable depreciation on buildings	2	5	7	5
Rebate of tax on dividends, interest etc	47	(3)	44	(31)
Foreign tax rate differences	(3)	(3)	(6)	(156)
Amortisation of goodwill	14	15	29	35
Future income tax benefits no longer required	(33)	1	(32)	(4)
Restatement of tax timing differences due to changes in the Australian company income tax rate	2	—	2	(8)
Under/(over) provision in prior year	(12)	18	6	(15)
Other	(35)	(89)	(124)	(25)
Total income tax expense on cash earnings excluding that attributable to the statutory funds of the life insurance business	773	715	1,488	1,401
Income tax attributable to the statutory funds of the life insurance business	(354)	106	(248)	(212)
Total income tax expense on cash earnings	419	821	1,240	1,189

Effective tax rate excluding statutory funds attributable to the life insurance business	29.3%	27.8%	28.6%	29.8%

Detailed Financial Information - Note 13: Significant Items

13. SIGNIFICANT ITEMS

	Half Year to		Year to
	Sep 02	Mar 02	Sep 02	Sep 01
	$m	$m	$m	$m
Ongoing operations
Restructuring expenses	(556)	(24)	(580)	—
Tax benefit	161	7	168	—
Restructuring net significant expenses(1)	(395)	(17)	(412)	—

Disposed operations
HomeSide
Impairment loss on mortgage servicing rights	—	—	—	(1,643)
Change in assumptions	—	—	—	(1,436)
Write off of goodwill	—	—	—	(858)
Tax benefit attributable to significant items	—	—	—	320
HomeSide net significant items	—	—	—	(3,617)

Disposal of SR Investment (HomeSide)
Proceeds on the sale of SR Investment	2,671	—	2,671	—
Cost of SR Investment sold	2,686	—	2,686	—
Loss on sale of SR Investment	(15)	—	(15)	—
Income tax benefit	21	—	21	—
Net profit on sale of SR Investment	6	—	6	—

Disposal of Michigan National
Proceeds from sale of operations	—	—	—	5,314
Cost of operations sold	—	—	—	2,929
Profit on sale of Michigan National	—	—	—	2,385
Income tax expense	—	—	—	704
Net profit on sale of Michigan National	—	—	—	1,681

Net significant items	(389)	(17)	(406)	(1,936)

(1)          Refer to page 15 for further details.

Detailed Financial Information - Note 14: Wealth Management Results

14. WEALTH MANAGEMENT RESULTS

Statement of Financial Performance

			Fav/ (unfav) change on Mar 02			Fav/ (unfav) change on Sep 01

	Half year to			Year to
	Sep 02	Mar 02		Sep 02	Sep 01
	$m	$m	%	$m	$m	%
Net interest income	43	54	(20.4)	97	77	26.0
Net premium income and other revenue	1,030	832	23.8	1,862	1,609	15.7
Investment revenue	(3,169)	2,181	large	(988)	(877)	(12.7)
Net (increase)/decrease in net policy liabilities	3,218	(1,581)	large	1,637	1,318	(24.2)
Claims, administration and other expenses	(1,401)	(1,141)	(22.8)	(2,542)	(1,920)	(32.4)
Charge to provide for doubtful debts	1	—	large	1	(3)	large
Operating profit before income tax	(278)	345	large	67	204	(67.2)

Income tax expense/(benefit)	(353)	130	large	(223)	(187)	19.3
Operating profit after income tax	75	215	(65.1)	290	391	(25.8)

Revaluation profit/(loss)	(525)	370	large	(155)	510	large
Income tax expense/(benefit)	(136)	133	large	(3)	177	large
Revaluation profit/(loss) after tax	(389)	237	large	(152)	333	large

Net profit	(314)	452	large	138	724	(80.9)
Outside equity interest	(1)	7	large	6	5	(20.0)
Net profit after outside equity interest	(313)	445	large	132	719	(81.6)

Detailed Financial Information - Note 15: Exchange Rates

15. EXCHANGE RATES

Exchange rates

	Statement of Financial Performance				Statement of Financial Position spot as at
	average half year to		average year to
	Sep 02	Mar 02	Sep 02	Sep 01	Sep 02	Mar 02	Sep 01
Great British Pounds	0.3655	0.3590	0.3622	0.3626	0.3474	0.3732	0.3354
Euros	0.5785	0.5811	0.5798	0.5880	0.5528	0.6090	0.5393
United States Dollars	0.5496	0.5151	0.5324	0.5227	0.5440	0.5322	0.4928
New Zealand Dollars	1.1727	1.2257	1.1992	1.2474	1.1565	1.2075	1.2135

Impact on Statement of Financial Performance of exchange rate movements on the ongoing operations result

Year to September 2002 since September 2001 Favourable/(unfavourable)

	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	5	25	(3)	(2)	25

Other operating income	3	15	(2)	(1)	15

Other operating expenses	(4)	(21)	1	1	(23)

Charge to provide for doubtful debts	(1)	—	3	—	2

Income tax expense	(1)	(5)	(1)	—	(7)

Net operating profit from ongoing operations	2	14	(2)	(2)	12

Half year to September 2002 since March 2002 Favourable/(unfavourable)

	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	(22)	14	(6)	(3)	(17)

Other operating income	(10)	8	(4)	(5)	(11)

Other operating expenses	16	(11)	3	2	10

Charge to provide for doubtful debts	3	—	6	—	9

Income tax expense	4	(3)	(1)	—	—

Net operating profit from ongoing operations	(9)	8	(2)	(6)	(9)

Impact on Statement of Financial Position of exchange rate movements on the September 2002 ongoing operations

Since September 2001 increase/(decrease)

	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Total assets	(3,549)	1,546	(2,806)	(1,065)	(5,874)

Gross loans and advances	(2,440)	1,184	(434)	(375)	(2,065)
Including:
Housing	(566)	414	—	(63)	(215)
Term Lending	(1,001)	485	(410)	(282)	(1,208)
Overdrafts	(471)	46	—	—	(425)
Leasing	(298)	—	—	(5)	(303)
Credit cards	(73)	40	—	—	(33)

Deposits and other borrowings	(2,322)	952	(1,158)	(333)	(2,861)

Since March 2002 increase/(decrease)

	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Total assets	7,707	1,332	(553)	(93)	8,393

Gross loans and advances	4,996	1,072	(109)	14	5,973
Including:
Housing	1,197	390	1	(11)	1,577
Term Lending	2,126	501	(100)	(19)	2,508
Overdrafts	856	39	—	—	895
Leasing	593	—	—	(1)	592
Credit cards	145	37	—	—	182

Deposits and other borrowings	4,855	842	(256)	(65)	5,376

Detailed Financial Information - Note 16: Capital Adequacy

16. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

Reconciliation to shareholders funds

	As at
	Sep 02	Mar 02	Sep 01
	$m	$m	$m
Tier 1 Capital
Contributed equity	9,931	10,486	10,725
Reserves	2,105	1,480	2,427
Retained profits	11,148	11,416	10,337
Outside equity interest	67	69	68
Estimated reinvestment under dividend reinvestment plan	127	301	365
Less: Goodwill	(775)	(828)	(876)
Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
Fair value adjustment on mortgage servicing rights (10% MSR)	(131)	(570)	(507)
Asset revaluation reserve	(7)	—	(16)
Deconsolidation of Wealth Management profits (net of dividends)	(719)	(1,080)	(777)
Minority interests	(67)	(69)	(68)
Tier 1 Capital	19,231	18,757	19,230

Tier 2 Capital
Asset revaluation reserve	7	—	16
General provision for doubtful debts	1,414	1,471	1,538
Perpetual floating rate notes	460	470	507
Dated subordinated debts	6,174	6,349	6,815
Exchangeable capital units	1,262	1,262	1,262
Notional revaluation of investment securities to market	12	(3)	11
Tier 2 Capital	9,329	9,549	10,149

Deductions
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	(2,808)	(2,732)	(2,780)
Holdings of other financial institutions' capital instruments	(445)	(445)	(445)
Deductions	(3,253)	(3,177)	(3,225)

Total regulatory capital	25,307	25,129	26,154

Risk-weighted assets - credit risk (1)	244,363	234,788	254,039
Risk-weighted assets - market risk (2)	3,475	2,444	3,474
Total risk-weighted assets	247,838	237,232	257,513

Risk adjusted capital ratios
Tier 1	7.76%	7.91%	7.47%
Tier 2	3.76%	4.03%	3.94%
Deductions	(1.31)%	(1.34)%	(1.25)%
Total capital	10.21%	10.60%	10.16%

(1)          Risk-weighted assets compiled for credit risk purposes as outlined in the APRA Prudential Statement C1 (PS C1).

(2)          Risk-weighted assets compiled for market risk purposes as outlined in the APRA APS 113 - "Capital Adequacy: Market Risk".

Detailed Financial Information - Note 17: Risk Management

17. RISK MANAGEMENT

Market risk

The management of market risk is discussed in detail in the Group's annual financial report 2002, at Risk Management and Note 46 Derivative Financial Instruments.  Please refer to that report for detailed information regarding the management of risk.

Trading risk

The following table shows the Group's Value at Risk (VaR) for all member banks' trading portfolios, including both physical and derivative positions.  The figures reflect the potential losses across products and regions in which the Group operates.

Value at risk at 99% confidence level

	Year to Sep 02
	Average value	Minimum value	Maximum value
	$m	$m	$m
Foreign exchange risk	7	2	26
Interest rate risk	15	9	23
Volatility risk	4	2	5
Commodities risk	—	—	1
Diversification benefit	(7)	n/a	n/a
Total	19	11	34

VaR measures the adverse changes in the trading portfolio value brought about by daily changes in market rates at a 99% confidence level for the year to 30 September 2002. The confidence level has changed since 2001, when VaR was measured at a 95% confidence level.  Production of 95% VaR was discontinued in April 2002. The change to a 99% interval was made to align internal reporting to regulatory reporting. The change also has the advantage of including large market shifts previously excluded from the VaR results.

The following table shows the Group's VaR for all member banks’ trading portfolios, including both physical and derivative positions. The figures reflect the potential losses across products and regions in which the Group operates.

Value at risk at 99% confidence level

	Average value half year to		Minimum value half year to		Maximum value half year to
	Sep 02	Mar 02	Sep 02	Mar 02	Sep 02	Mar 02
	$m	$m	$m	$m	$m	$m
Foreign exchange risk	7	7	3	2	19	26
Interest rate risk	16	14	10	9	23	23
Volatility risk	4	3	2	3	5	5
Commodities risk	—	—	—	—	1	1
Diversification benefit	(7)	(7)	n/a	n/a	n/a	n/a
Total	20	18	13	11	33	34

VaR is measured individually according to interest rate risk, foreign exchange risk and volatility risk.  The individual risk categories do not sum to the total risk number due to portfolio effect. Risk limits are applied in these categories separately, and against the total risk position.

Balance sheet risk

a) Structural interest rate risk

This table presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities that are sensitive to changes in interest rates.  Based on the structural interest rate risk position at balance date, the table shows the possible impact on net income for the 12 months ending September 30, 2003, under a rising or declining interest rate environment.

	Forecast effect on net income 2003(1)		Forecast effect on net income 2002
	Rising rates	Declining rates	Rising rates	Declining rates
	$m	$m	$m	$m
Australian dollars	67	(44)	21	(19)
Non-Australian dollars	21	(8)	(7)	(30)

(1)          Represents the forecast effect on net interest income for the year ending 30 September 2002 and the prior year comparative.

b) Structural foreign exchange rate risk

Refer table below.

c) Liquidity risk

Refer to the Group’s annual financial report 2002 at Risk Management for a detailed discussion of the management of these risks.

Operational, credit & country risk

Refer to the Group’s annual financial report 2002 at Risk Management for a detailed discussion of the management of these risks.

Derivatives fair values

This table shows the fair value of all derivative instruments held or issued by the Group.  It includes trading and other than trading contracts.

	As at Sep 02			As at Sep 01
	Notional principal	Credit equivalent	Fair value	Notional principal	Credit equivalent	Fair value
	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts	312,513	7,072	304	318,696	9,557	135
Cross currency swaps	64,326	4,512	(31)	54,867	4,618	573
Futures	191	—	—	107	—	—
Options	297,306	4,002	369	95,653	1,566	420
	674,336	15,586	642	469,323	15,741	1,128
Interest rate-related contracts
Forward rate agreements	41,602	53	38	59,072	26	2
Swaps	504,306	7,915	959	510,723	15,206	293
Futures	101,015	—	(34)	221,194	—	50
Options	56,808	680	701	141,694	1,378	770
	703,731	8,648	1,664	932,683	16,610	1,115
Other contracts
Other contracts	6,930	464	392	4,302	2,010	1,707
Total derivative financial instruments	1,384,997	24,698	2,698	1,406,308	34,361	3,950

Detailed Financial Information - Note 18: Financial Information for US Investors

18. FINANCIAL INFORMATION FOR US INVESTORS

Generally accepted accounting principles applicable in the United States (US GAAP) differ in some respects from those applying in Australia (Australian GAAP).  Figures adjusted to a US GAAP basis are set out below.

Consolidated Statement of Financial Performance

	Year to Sep 02		Year to Sep 01
	A$m	US$m(1)	A$m	US$m(1)
Net profit reported using Australian GAAP	3,373	1,831	2,083	1,024
Life insurance accounting adjustments:
Movement in excess of net market value over net assets of life insurance controlled entities	101	55	(551)	(271)
Amortisation of goodwill	(166)	(90)	(161)	(79)
Amortisation of present value of future profits (PVFP) asset	(157)	(85)	(56)	(27)
Difference in revenue recognition, change in life insurance policy liabilities and deferred acquisition cost asset	148	80	70	35
Difference in investments relating to life insurance business asset values and unrealised profits on available for sale securities	62	34	1	—
Movement in and elimination of deferred tax liabilities	21	11	161	79
Difference in minority interest share of profit	26	14	32	16
Other life insurance accounting adjustments	44	24	(10)	(5)
Other adjustments:
Difference in depreciation charge for buildings and profit/(loss) on sale of land and buildings	20	11	8	3
Amortisation of goodwill, core deposit intangible and associated deferred tax liability	—	—	(9)	(5)
Pension expense	21	11	44	22
Difference in recognition of profit on sale and leaseback transactions	13	7	2	1
Employee share compensation	(18)	(10)	(26)	(13)
Difference in lease revenue recognition	(14)	(7)	(89)	(44)
Transitional adjustment on adoption of SFAS 133	—	—	(232)	(114)
Movement in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	323	175	586	288
Difference in profit on sale of foreign controlled entity	(280)	(152)	—	—
Other	(18)	(10)	13	6
Net income according to US GAAP	3,499	1,899	1,866	916

Earnings per share according to US GAAP (cents)
Basic	213.9	116.1	107.4	52.8
Diluted	208.3	113.1	108.7	53.5

Comprehensive Income Under US GAAP

	Year to Sep 02		Year to Sep 01
	A$m	US$m(1)	A$m	US$m(1)
Net income according to US GAAP	3,499	1,899	1,866	916

Other comprehensive income
Foreign Currency Translation Reserve	(520)	(282)	192	94
Asset Revaluation Reserve	(9)	(5)	2	1
Available for sale securities	(47)	(26)	(29)	(14)
Shadow policy liabilities adjustment	(25)	(14)	(6)	(3)
Revaluation surplus	(55)	(30)	18	9
Transitional adjustment on adoption of SFAS 133	—	—	(17)	(8)
Movement in fair value of derivative financial instruments	15	8	(18)	(9)
Total other comprehensive income	(641)	(349)	142	70
Total comprehensive income according to US GAAP	2,858	1,550	2,008	986

Equity

	As at Sep 02		As at Sep 01
	A$m	US$m(1)	A$m	US$m(1)
Issued and paid-up capital
Contributed equity reported using Australian GAAP	9,931	5,391	10,725	5,271
Employee share compensation	44	24	26	13
Issued and paid-up capital according to US GAAP	9,975	5,415	10,751	5,284

Reserves
Reserves reported using Australian GAAP	2,105	1,143	2,427	1,193
Foreign Currency Translation Reserve	(1,242)	(674)	(1,762)	(866)
Asset Revaluation Reserve	(7)	(4)	(16)	(8)
Reserves according to US GAAP	856	465	649	319

Retained profits
Retained profits less outside equity interest reported using Australian GAAP	11,148	6,052	10,337	5,081
Life insurance accounting adjustments:
Movement in excess of net market value over net assets of life insurance controlled entities	(5,081)	(2,758)	(5,281)	(2,596)
Recognition and amortisation of goodwill	2,935	1,593	3,101	1,524
Recognition and amortisation of PVFP assets	1,589	862	1,746	858
Difference in revenue recognition, change in life insurance policy liabilities and deferred acquisition cost asset	(478)	(259)	(704)	(346)
Difference in investments relating to life insurance business asset values and unrealised profits on available for sale securities	70	38	8	4
Movement in and elimination of deferred tax liabilities	251	136	230	113
Recalculation of minority interest	(131)	(71)	(78)	(38)
Movement in market value of subordinated debt	(2)	(1)	10	5
Movement in revaluation surplus	16	9	(39)	(19)
Other adjustments:
Elimination of revaluation surplus of land and buildings	(98)	(53)	(109)	(54)
Adjustment of provision for depreciation on buildings revalued	89	48	87	43
Pension expense	96	52	75	37
Unamortised profit on sale-leaseback transactions	(59)	(32)	(72)	(35)
Employee share compensation	(44)	(24)	(26)	(13)
Difference in lease revenue recognition	(103)	(56)	(89)	(44)
Transitional adjustment on adoption of SFAS 133	(232)	(126)	(232)	(114)
Movements in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	909	493	586	288
Unrealised profit on shares in entities and other securities	343	186	239	117
Provision for final cash dividend	1,151	625	1,054	518
Difference in profit on sale of foreign controlled entity	(280)	(152)	—	—
Other	(41)	(22)	(23)	(11)
Retained profits according to US GAAP	12,048	6,540	10,820	5,318

Outside equity interest
Outside equity interest reported using Austalian GAAP	67	36	68	33
Reclassification of minority interest	(67)	(36)	(68)	(33)
Outside equity interest according to US GAAP	—	—	—	—

Accumulated other comprehensive income
Accumulated other comprehensive income reported using Australian GAAP
Balance brought forward under US GAAP	1,767	959	1,613	794
Shadow life insurance policy liability adjustment	(25)	(14)	(6)	(3)
Unrealised profits/(losses) on available for sale debt securities	(47)	(26)	(29)	(14)
Foreign currency translation reserve	(520)	(282)	192	93
Asset revaluation reserve	(9)	(5)	2	1
Revaluation surplus	(55)	(30)	30	15
Transitional adjustment on adoption of SFAS 133	—	—	(17)	(8)
Movements in fair value of derivative financial instruments	15	8	(18)	(9)
Accumulated other comprehensive income according to US GAAP	1,126	610	1,767	869
Total equity according to US GAAP	24,005	13,030	23,987	11,790

Consolidated Statement of Financial Position

	As at Sep 02		As at Sep 01
	A$m	US$m(1)	A$m	US$m(1)
Assets

Total assets reported using Australian GAAP	377,387	204,883	374,720	184,175
Life insurance accounting adjustments:
Elimination of excess of interest of net market values over net assets of life insurance controlled entities	(5,081)	(2,759)	(5,281)	(2,595)
Recognition and accumulated amortisation of goodwill	2,935	1,593	3,101	1,524
Recognition and accumlated amortisation of PVFP asset	1,589	862	1,746	858
Restatement and reclassification of deferred acquitision costs	322	175	275	135
Difference in investment asset values in life insurance entities	36	20	20	10
Other adjustments:
Revaluation surplus of land and buildings	(98)	(53)	(109)	(54)
Adjustment of provision for depreciation on buildings revalued	89	48	87	43
Pension fund adjustment	96	52	75	37
Difference in lease revenue recognition	(118)	(64)	(101)	(50)
Fair value adjustments to derivative financial instruments and associated impact on provision for mortgage servicing rights	2,833	1,538	2,417	1,188
Unrealised profit on shares in entities and other securities	343	186	239	117
Assets of special purpose entity consolidated	38	21	—	—
Early pool-buyout reinstatement	230	125	—	—
Difference in profit on sale of foreign controlled entity	(280)	(152)	—	—
Other	(41)	(23)	(22)	(11)
Total assets according to US GAAP	380,280	206,452	377,167	185,377

Liabilities

Total liabilities reported using Australian GAAP	354,136	192,260	351,163	172,597
Life insurance accounting adjustments:
Difference in life insurance policy liabilities and reclassification of deferred acquisition costs	853	463	1,007	495
Elimination of present value discount on deferred tax liabilities	(251)	(136)	(230)	(113)
Increase in and reclassification of minority interests	198	107	143	70
Subordinated debt revaluation from market value to cost	2	1	(10)	(5)
Other adjustments:
Unamortised profit on sale-leaseback transactions	59	32	72	35
Deferred tax liability associated with difference in lease revenue recognition	(15)	(8)	(12)	(6)
Fair value adjustments to derivative financial instruments	2,070	1,124	1,964	965
Deferred tax liability associated with fair value adjustments to derivative financial instruments	106	58	137	67
Elimination of dividend provided for but not formally declared prior to balance date	(1,151)	(625)	(1,054)	(518)
Liabilities of special purpose entity consolidated	38	21	—	—
Proceeds received in advance - early pool-buyout	230	125	—	—
Total liabilities reported according to US GAAP	356,275	193,422	353,180	173,587
Net assets according to US GAAP	24,005	13,030	23,987	11,790

(1)          Translated from Australian dollars at the rate of US$0.5429 equals A$1.00 (Sept 2001: US$0.4915 equals A$1.00 the “Noon Buying Rate” per the Federal Reserve Bank of New York on 30 September 2002.

ALPHABETICAL INDEX

Asia Results	10
Asset Quality	16 & 59
Australia Results	10
Average Balance Sheet and Related Interest	45
Balance Sheet Analysis	22
Capital	22 & 67
Cash Earnings by Region Ongoing Operations	10
Cost Income Ratio	12
Detailed Financial Information	41
Divisional Statement of Financial Performance	8
Doubtful Debts	57
Earnings per share	12 & 22
Economic Value Added	12 & 22
Europe Results	10
Excess Capital & Group Funding	39
Exchange Rates	65
Financial Information for US Investors (US GAAP)	70
Financial Services Australia	26
Financial Services Europe	28
Financial Services New Zealand	30
Full Time Equivalent Employees	56
Gross Loans & Advances	50
Group Key Performance Measures	12
Group Statement of Financial Performance	9
HomeSide (SR International, Inc.)	16 & 40
Income Tax Expense	21 & 61
Integrated Systems Implementation	24
Management Discussion and Analysis	13
Media Release	1
Net Interest Income	19 & 43
Net Life Insurance Income	20 & 52
Net Interest Margins and Spreads	19 & 44
New Zealand Results	10
Operating Expenses	21 & 54
Other Operating Income	21 & 53
Overview	14
Profitability	19
Reporting Format	7
Restructuring expenses	15
Retail Banking	25
Return on Equity	12 & 22
Risk Management	68
Risk-weighted assets	67
Sale of HomeSide	16
Share Buy-Back	23
Software Capitalisation	23
Statement of Financial Performance (Annual Report Format)	42
Statement of Financial Position	11
Significant Items	15 & 63
United States Results	10
Wealth Management	34 & 64
Wholesale Financial Services	32

Appendix 4B (Rules 4.1, 4.3)

Half yearly/preliminary final report

Introduced 30/6/2002

Name of entity:  National Australia Bank Limited

ABN or equivalent company reference	Half Yearly	Preliminary Final	Half year/ Financial Year Ended
ABN 12 004 044 937		X	30-Sep-02

For announcement to the market

Extracts from this report for announcement to the market				$m
Revenues from ordinary activities (item 1.1)	down	16%	to	26,521

Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	up	62%	to	3,373

Profit (loss) from extraordinary items after tax attributable to members				nil

Net profit(loss) for the period attributable to members (item 1.11)	up	62%	to	3,373

Dividends (distributions)

	Amount per security	Franked amount per security
Final dividend (Preliminary final report only - item 15.4)	75 cents	90%

Previous corresponding period (Preliminary final report only - item 15.5)	68 cents	100%

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2)	22 November 2002

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer full year profit announcement.

1

Condensed consolidated statement of financial performance

		Current period - $m	Previous corresponding period - $m
1.1	Revenues from ordinary activities (see items 1.23 - 1.25)	26,521	31,499
1.2	Expenses from ordinary activities (see items 1.26 & 1.27)	22,180	27,520
1.5	Profit (loss) from ordinary activities before tax	4,341	3,979
1.6	Income tax on ordinary activities	962	1,891
1.7	Profit (loss) from ordinary activities after tax	3,379	2,088
1.8	Profit (loss) from extraordinary items after tax	—	—
1.9	Net profit (loss)	3,379	2,088
1.10	Net profit (loss) attributable to outside equity interests	6	5
1.11	Net profit (loss) for the period attributable to members	3,373	2,083

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	9	8
1.13	Net exchange differences recognised in equity	(520)	1,380
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	—	—
1.15	Initial adjustments from UIG transitional provisions	—	—
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 - 1.15)	(511)	1,388
1.17	Total changes in equity not resulting from transactions with owners as owners	2,862	3,471

Earnings per security (EPS)

		Current period	Previous corresponding period
1.18	Basic EPS	205.7	121.5
1.19	Diluted EPS	202.5	122.8

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $m	Previous corresponding period - $m
1.20	Profit (loss) from ordinary activities after tax (item 1.7)	3,379	2,088
1.21	Less (plus) outside equity interests	6	5
1.22	Profit (loss) from ordinary activities after tax attributable to members	3,373	2,083

2

Revenue and expenses from ordinary activities

	Current period - $m	Previous corresponding period - $m
Revenue (items 1.23 - 1.25)
Interest income
Loans to customers	13,821	15,259
Marketable debt securities	1,509	1,860
Other financial institutions	439	795
Other interest	706	2,005
	16,475	19,919
Life insurance income
Premium and related revenue	1,134	1,022
Investment revenue	(988)	(885)
	146	137
Other banking and financial services income
Dividends received from other entities	35	44
Profit on sale of property, plant and equipment	13	19
Loan fees from banking	1,361	1,334
Money transfer fees	1,014	1,043
Trading income
Foreign exchange derivatives	229	601
Trading securities	214	217
Interest rate derivatives	120	(97)
Foreign exchange income	15	12
Fees and commissions	1,415	1,303
Proceeds from sale of operating assets	2,314	—
Other income	276	333
	7,006	4,809
Mortgage servicing and origination revenue
Net mortgage servicing fees	187	474
Net mortgage origination revenue	191	336
	378	810

Movement in the excess of net market value over net assets of life insurance controlled entities	(155)	510

Significant revenue
Proceeds from the sale of foreign controlled entities	2,671	5,314
Total revenue	26,521	31,499

Expenses (items 1.26 & 1.27)
Interest expense
Deposits and other borrowings	6,867	9,213
Other financial institutions	1,271	1,907
Bonds, notes and subordinated debt	944	1,647
Other debt issues	171	192
	9,253	12,959
Life insurance expenses
Claims expense	956	599
Change in policy liabilities	(1,637)	(1,318)
Policy acquisition and maintenance expense	751	619
Investment management fees	86	89
	156	(11)

3

	Current period - $m	Previous corresponding period - $m
Personnel expenses
Salaries	2,438	2,618
Related personnel expenses
Superannuation	130	155
Payroll	158	159
Fringe benefits tax	46	30
Charge to provide for
Annual leave	27	35
Long service leave and retiring allowances	43	54
Performance based compensation	221	237
Restructuring costs	4	27
Other expenses	312	410
Significant restructuring costs
Termination benefits	104	—
Charge to provide for termination benefits	223	—
	3,706	3,725
Occupancy expenses
Depreciation of buildings and amortisation of leasehold assets	79	83
Operating lease rental expense	269	277
Maintenance and repairs	79	91
Electricity, water and rates	88	94
Other expenses	44	42
Significant restructuring costs
Charge to provide for surplus leased space	68	—
	627	587
General expenses
Depreciation and amortisation of plant and equipment	340	297
Loss on sale of property, plant and equipment	6	18
Operating lease rental expense	53	45
Charge to provide for
Non-lending losses and contingencies	112	69
Diminution in value of shares in entities	13	13
Fees and commissions	172	264
Communications, postage and stationery	473	507
Computer equipment and software	222	258
Advertising	192	191
Professional fees	267	320
Travel	50	65
Freight and Cartage	59	54
Carrying value of operating assets sold	2,322	—
Motor vehicle expenses	29	30
Other expenses	459	107
Significant restructuring costs
Write-off of property, plant & equipment	132	—
Other	53	—
	4,954	2,238
Amortisation of goodwill
Australia	8	1
Great Britain and Irish banks	62	62
Bank of New Zealand	31	31
HomeSide Lending, Inc.	—	48
Michigan National Corporation	—	25
	101	167
Charge to provide for doubtful debts
General	697	989

Other significant expenses
Cost of foreign controlled entities sold	2,686	2,929
Impairment loss on mortgage servicing rights	—	1,643
Charge to provide for mortgage servicing rights valuation adjustment	—	1,436
Impairment loss on goodwill	—	858
	2,686	6,866
Total expenses	22,180	27,520

4

Capitalised outlays

	Current period - $m	Previous corresponding period - $m
1.28 Interest costs capitalised in asset values	—	—
1.29 Outlays capitalised in intangibles (unless arising from an acquisition of a business)	—	—

Consolidated retained profits

1.30 Retained profits at the beginning of the financial period	10,337	9,500
1.31 Net profit (loss attributable to members (item 1.11)	3,373	2,083
1.32 Net transfers to and from reserves	(189)	967
1.33 Net effect of changes in accounting policies	—	—
1.34 Dividends and other equity distributions paid or payable	(2,373)	(2,213)
1.35 Retained profits at the end of the financial year	11,148	10,337

Intangible and extraordinary items

	Consolidated - current period
	Before tax - $m	Related tax - $m	Related outside equity interests - $m	Amount (after tax) attributable to members - $m
2.1 Amortisation of goodwill	101	—	—	101
2.2 Amortisation of other intangibles	—	—	—	—
2.3 Total amortisation of intangibles	101	—	—	101
2.4 Extraordinary items
	—	—	—	—
(details)
2.5 Total extraordinary items	—	—	—	—

Comparison of half year profits

	Current period - $m	Previous corresponding period - $m
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report)	2,256	1,291
3.2 Consolidated profit (loss) from ordinary activities after tax attributableto members for the 2nd half year)	1,117	792

5

Condensed consolidated statement of financial position

Lines 4.1 to 4.36

	At end of current period	As shown in last annual report	As in last half yearly report
	$m	$m	$m
Assets
Cash assets	6,294	7,993	8,423
Due from other financial institutions	15,876	16,472	18,816
Due from customers on acceptances	19,474	19,353	20,317
Trading securities	19,590	19,713	17,131
Available for sale securities	6,192	6,665	6,213
Investment securities	13,541	10,697	10,556
Investments relating to life insurance business	31,012	31,381	32,865
Loans and advances	231,300	207,797	207,636
Mortgage loans held for sale	85	3,688	101
Mortgage servicing rights	1,794	5,445	6,044
Shares in entities and other securities	1,199	1,412	1,114
Regulatory deposits	129	98	334
Property, plant and equipment	2,640	2,831	2,558
Income tax assets	1,292	1,296	1,194
Goodwill	775	876	828
Other assets	26,194	39,003	27,507
Total Assets	377,387	374,720	361,637

Liabilities
Due to other financial institutions	43,279	42,873	41,194
Liability on acceptances	19,474	19,353	20,317
Deposits and other borrowings	206,864	190,965	190,627
Life insurance policy liabilities	30,425	30,257	32,056
Income tax liabilities	1,609	2,575	2,045
Provisions	2,809	2,440	2,202
Bonds, notes and subordinated debt	22,192	24,984	22,499
Other debt issues	1,866	1,985	1,926
Other liabilities	25,618	35,731	25,320
Total Liabilities	354,136	351,163	338,186
Net Assets	23,251	23,557	23,451
Equity
Contributed equity	9,931	10,725	10,486
Reserves	2,105	2,427	1,480
Retained profits	11,148	10,337	11,416
Equity attributable to members of the parent entity	23,184	23,489	23,382
Outside equity interest in controlled entities	67	68	69
Total Equity	23,251	23,557	23,451

Preference capital included as part of equity attributable to members of the parent entity	2,675	2,675	2,675

6

Condensed consolidated statement of cash flows

Lines 7.1 to 7.27

	Current period - $m	Previous corresponding period - $m
Cash inflows (outflows) from operating activities:
Interest received	15,680	20,373
Interest paid	(9,304)	(13,020)
Dividends received	35	44
Fees and other income received	5,307	5,248
Life insurance
Premiums received	10,378	7,157
Investment and other revenue received	2,024	1,985
Policy payments	(8,483)	(4,784)
Fees and commissions paid	(274)	(288)
Personnel expenses paid	(3,637)	(3,634)
Occupancy expenses paid	(549)	(504)
General expenses paid	(3,176)	(2,392)
Income tax paid	(2,131)	(2,245)
Goods and services tax paid	(68)	(102)
Net decrease/(increase) in trading securities	136	(4,400)
Net decrease/(increase) in mortgage loans held for sale	1,304	(763)
Net cash provided by operating activities	7,242	2,675

Cash inflows (outflows) from investing activities:
Movement in investment securities
Purchases	(40,653)	(37,041)
Proceeds on maturity	37,434	30,828
Movement in available for sale securities
Purchases	(14,765)	(18,803)
Proceeds on sale	90	26
Proceeds on maturity	14,543	15,247
Net increase in investments relating to life insurance business	(2,148)	(2,236)
Net increase in loans and advances	(27,415)	(19,109)
Net decrease/(increase) in shares in entities and other securities	212	(36)
Payments for mortgage servicing rights	(74)	(2,700)
Proceeds from sale of mortgage servicing rights	98	—
Payments for acquisition of controlled entities	—	(131)
Proceeds from sale of controlled entities	—	5,415
Payments for property, plant and equipment	(791)	(982)
Proceeds from the sale of operating assets	2,314	—
Net proceeds from sale of property, plant and equipment	418	132
Net decrease/(increase) in regulatory deposits	(35)	23
Net decrease in other assets	10,057	291
Net cash used in investing activities	(20,715)	(29,076)

Cash inflows (outflows) from financing activities:
Net increase in deposits and other borrowings	18,840	11,793
Net proceeds from bonds, notes and subordinated debt	6,738	6,986
Repayment of bonds, notes and subordinated debt	(8,314)	(4,537)
Payments from provisions	(116)	(221)
Net proceeds from the issue of ordinary shares	130	261
Payments made under on-market buy-back of ordinary shares	(1,248)	—
Dividends paid	(1,948)	(1,494)
Net increase/(decrease) in other liabilities	(5,017)	4,426
Net cash provided by financing activities	9,065	17,214
Net increase/(decrease) in cash and cash equivalents	(4,408)	(9,187)
Cash and cash equivalents at beginning of year	(18,408)	(10,037)
Effects of exchange rate changes on balance of cash held in foreign currencies	1,707	(1,015)
Cash and cash equivalents of controlled entities sold	—	1,831
Cash and cash equivalents at end of period:	(21,109)	(18,408)
Attributable to operating business	(21,958)	(19,444)
Attributable to statutory funds	849	1,036

7

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows as follows:

	Current period - $m	Previous corresponding period - $m
New Share Issues:
Dividend reinvestment plan	324	610
Bonus share plan	89	74
Movement in assets under finance lease	(2)	10

Reconciliation of cash

Lines 8.1 to 8.5

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

	Current period - $m	Previous corresponding period - $m
Cash assets	6,294	7,993
Due from other financial institutions	15,876	16,472
Due to other financial institutions	(43,279)	(42,873)
Total cash at end of period	(21,109)	(18,408)

Other notes to the condensed financial statements

Ratios

	Current period	Previous corresponding period
Profit before tax / revenue
9.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	16.4%	12.6%

Profit after tax / +equity interests
9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	14.5%	8.9%

Earnings per security (EPS)

	Current period		Previous corresponding period
	Basic	Diluted	Basic	Diluted
10 Details of basic and diluted EPS reported separately in accordance with paragraphs 9 and 18 of AASB 1027. Earnings per share are as follows:

Earnings ($m)
Net profit attributable to members of the company	3,373	3,373	2,083	2,083
Distributions on other equity instruments	(187)	(187)	(213)	(213)
Potential dilutive adjustments
Exchangeable capital units	—	102	—	102
Adjusted earnings	3,186	3,288	1,870	1,972
Weighted average ordinary shares (no. ’000)
Weighted average ordinary shares	1,549,136	1,549,136	1,538,633	1,538,633
Potential dilutive ordinary shares
Options	—	8,335	—	1,152
Partly paid ordinary shares	—	670	—	895
Exchangeable capital units	—	65,460	—	65,460
Total weighted average ordinary shares	1,549,136	1,623,601	1,538,633	1,606,140
Earnings per share (cents)	205.7	202.5	121.5	122.8

8

NTA backing

	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	$9.37	$9.32

Discontinuing operations

12.1 Discontinuing operations

Whilst not meeting the technical definition of a discontinuing operation in AASB 1042 “Discontinuing Operations”, the following information is relevant to understand the financial performance of the Group.

On August 27, 2002, the Group entered into a contract for the sale of SR Investment, Inc. (which was the direct holding company of HomeSide Lending, Inc. at the time of the sale) to Washington Mutual Bank, FA. This transaction settled on October 1, 2002. At September 30, 2002, the assets and liabilities of  SR Investment, Inc. and its controlled entities have been consolidated in the Group’s statement of financial position. Following settlement and change in ownership and control of these entities, these assets and liabilities no longer form part of the Group.

At September 30, 2002, the Group controlled these entities. As such, the loss of control of entities having a material effect section below is not applicable to this transaction. Loss of control occurred on October 1, 2002.

Control gained over entities having material effect

The National Australia Bank Limited did not gain control over any entities which had a material effect on the Group during the financial year.

13.1 Name of entity (or group of entities)	n/a

13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	n/a

13.3 Date from which such profit has been calculated	n/a

13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	n/a

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	n/a

14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	n/a

14.3 Date to which the profit (loss) in item 14.2 has been calculated	n/a

14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	n/a

14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	n/a

9

Dividends (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable	11 December 2002

15.2                 Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)

22 November 2002

15.3 If it is a final dividend, has it been declared?	Yes

Amount per security

		Amount per security	Franked amount per security at 30% tax (2001: 34%)	Amount per security of foreign source dividend
		cents	cents	cents
(Preliminary final report only)
15.4 Final dividend:	Current Year	75	90%	0%
15.5	Previous Year	68	100%	0%
(Half yearly and preliminary final reports)
15.6 Interim dividend:	Current year	72	100%	0%
15.7	Previous year	67	100%	0%

Total dividend (distribution) per security (interim plus final)

(Preliminary final report only)

	Current year	Previous year
	cents	cents
15.8 Ordinary securities	147	135
15.9 Preference securities
Trust Units	194	197
National Income Securities	585	710

Half yearly report - interim dividend (distribution) on all securities or

Preliminary final report - final dividend (distribution) on all securities

	Current period - $m	Previous corresponding period - $m
15.10 Ordinary securities	1,151	1,054
15.11 Preference securities	187	213
15.12 Other equity instruments
15.13 Total	1,338	1,267

The dividend or distribution plans shown below are in operation.

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) Cash or

b) Direct credit

Dividend plans on offer are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan via the Reinvestment Plan

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in GB Pounds or shares via the Reinvestment Plan).

The last date for receipt of election notices for the dividend or distribution plans:

22 November 2002

10

Details of aggregate share of profits (losses) of associates

Lines 16.1 to 16.7

Associates are accounted for utilising the cost method with only dividends received or receivable recognised in profit and loss. The financial impact of this method does not differ significantly from accounting for Associates under the equity method for the Group.

Material interests in entities which are not controlled entities

Lines 17.1 to 17.4

There are no material interests in entities which are not controlled entities.

Issued and quoted securities at end of current period

Lines 18.1 to 18.12

	Total Number	Number Quoted	Issue Price per security (dollars)	Amount paid up per security (dollars)
Category of securities
18.1 Preference Shares
Trust Units Exchangeable for Preferred Shares (TrUEPrSSM) preference shares(1)	36,008,000	—	not required	not required

National Income Securities stapled debt/preference shares(2)	20,000,000	20,000,000	not required	not required

18.2 Preference shares issued during the current period	—	—	—	—

18.3 Ordinary Shares
Fully paid	1,533,920,378	1,533,920,378	not required	not required

Partly paid	19,530		$4.72	$0.25
Partly paid	26,160		$4.25	$0.25
Partly paid	39,100		$5.54	$0.25
Partly paid	59,840		$5.56	$0.25
Partly paid	90,329		$6.15	$0.25
Partly paid	130,695		$9.07	$0.25
Partly paid	170,787		$10.97	$0.25
Partly paid	212,497		$10.83	$0.25
Partly paid	170,568		$11.03	$0.25
Total Partly paid	919,506

18.4 Changes during current period

Fully paid ordinary shares issued during the current period

Executive Share Option Plan no. 2	890,500	890,500	$16.62	$16.62
	3,344,000	3,344,000	$19.90	$19.90

Dividend Reinvestment Plan	7,544,505	7,544,505	$31.97	$31.97
	2,230,325	2,230,325	$36.14	$36.14

UK Dividend Reinvestment Plan	20,045	20,045	$31.97	$31.97
	17,326	17,326	$36.14	$36.14

Bonus Share Plan	1,364,475	1,364,475	$31.97	$31.97
	1,248,355	1,248,355	$36.14	$36.14

Share Purchase Plan	1,142,610	1,142,610	$31.97	$31.97
	256,265	256,265	$36.14	$36.14

Staff Share Allocation Plan	30,870	30,870	$28.39	$28.39
	703,509	703,509	$31.92	$31.92

Staff Share Ownership Plan	4,701	4,701	$34.51	$34.51
	97,151	97,151	$30.39	$30.39
	281,458	281,458	$30.97	$30.97
	123,324	123,324	$36.06	$36.06
	111,241	111,241	$33.91	$33.91
	4,532	4,532	$34.48	$34.48

	19,415,192	19,415,192

Paying up of partly paid ordinary shares
	11,370	11,370	$4.72	$4.72
	13,460	13,460	$4.25	$4.25
	17,410	17,410	$5.54	$5.54
	29,675	29,675	$5.56	$5.56
	48,585	48,585	$6.15	$6.15
	51,450	51,450	$9.07	$9.07
	61,410	61,410	$10.97	$10.97
	67,146	67,146	$10.83	$10.83
	51,700	51,700	$11.03	$11.03
	352,206	352,206

11

Fully paid ordinary shares bought back on-market during the current period

Total Number	Purchase Price (1)	Total Number	Purchase Price (1)
(215,000)	$31.11	(300,000)	$35.91
(390,000)	$31.27	(181,893)	$35.90
(600,000)	$31.20	(66,567)	$35.86
(369,779)	$31.51	(500,000)	$35.91
(600,000)	$31.99	(580,813)	$35.46
(225,221)	$31.93	(630,000)	$35.07
(665,000)	$32.18	(503,136)	$35.04
(300,000)	$33.45	(163,000)	$35.29
(511,714)	$34.44	(650,383)	$34.93
(760,000)	$34.71	(472,188)	$35.16
(800,000)	$34.86	(577,753)	$35.48
(645,587)	$34.39	(800,000)	$34.73
(700,138)	$34.59	(680,000)	$34.15
(300,000)	$34.56	(500,000)	$33.87
(45,000)	$35.05	(250,000)	$33.82
(103,648)	$35.31	(440,000)	$33.89
(231,352)	$35.38	(500,000)	$33.29
(19,156)	$35.18	(800,000)	$33.50
(600,000)	$35.16	(330,000)	$34.52
(500,000)	$34.92	(530,000)	$34.50
(295,376)	$34.99	(400,000)	$34.93
(56,869)	$35.05	(900,000)	$34.50
(120,119)	$35.17	(650,000)	$34.13
(288,026)	$35.40	(270,000)	$34.34
(574,154)	$35.29	(400,000)	$34.96
(852,890)	$34.73	(500,000)	$34.63
(400,000)	$34.42	(300,000)	$34.64
(600,000)	$34.98	(530,000)	$34.82
(200,000)	$34.26	(210,000)	$34.81
(255,000)	$34.67	(200,000)	$34.82
(755,000)	$34.73	(750,000)	$34.78
(1,100,000)	$34.70	(135,000)	$34.95
(26,563)	$34.48	(200,000)	$35.23
(350,000)	$34.80	(260,000)	$35.48
(500,000)	$34.94	(250,000)	$35.58
(500,000)	$34.50	(250,000)	$35.51
(350,000)	$34.32	(156,641)	$35.76
(200,000)	$34.39	(64,265)	$35.75
(200,000)	$34.65	(150,000)	$35.92
(600,000)	$34.38	(260,000)	$35.87
(275,000)	$34.83	(700,000)	$35.48
(388,282)	$34.66	(280,000)	$35.35
(120,000)	$34.76	(675,000)	$35.35
(165,000)	$35.02
(450,000)	$35.32	(36,150,513)

(1)          The purchase price is the daily weighted average of the Company’s ordinary shares that were purchased. The highest price paid was $36.05 and the lowest price paid was $31.00.

18.5 Convertible Debt Securities	Nil

18.6 Changes during current period	Nil

12

Category of securities	Total Number	Number Quoted	Exercise Price	Expiry Date
Options

Held under National Australia Bank Executive Share Option Plan No.2

18.7 Unexercised options at the beginning of the period
	890,500	—	$16.62	27-Feb-2002
	4,183,500	—	$19.90	25-Feb-2003
	12,295,000	—	$28.23	18-Mar-2004
	120,000	—	$23.34	5-Aug-2004
	10,183,500	—	$21.29	24-Mar-2008
	777,500	—	$24.89	27-Sep-2008
	11,759,000	—	$27.85	22-Mar-2009
	1,177,000	—	$28.87	13-Sep-2009

18.8 Issued during the current period
	11,263,500	—	$36.14	13-Jun-2010

18.9 Exercised during the current period
	(890,500)	—	$16.62	27-Feb-2002
	(3,344,000)	—	$19.90	25-Feb-2003

18.10 Options expired during the year
	(205,000)	—	$21.29	24-Mar-2008
	(375,500)	—	$27.85	22-Mar-2009
	(14,500)	—	$28.87	13-Sep-2009
	(2,500)	—	$36.14	13-Jun-2010

Unexercised options at the end of the period	47,817,500	—	—	—

18.11 Debentures	—

	$m
18.12 Unsecured notes

Bonds, notes and subordinated debt
Company	20,841
Group	22,192

Exchangeable capital units(3)
Group	1,262

Other debt issues
Company	460
Group	604

13

(1)               On September 30, 1998, a total of 32,008,000 fully paid non-converting non-cumulative preference shares of the Company with a liquidation preference of US$12.50 per share (TrUEPrSSM preference shares) were issued to a depositary in connection with an issue of 16,004,000 Trust Units Exchangeable for Preferred SharesTM (TrUEPrS) by the NAB Exchangeable Preferred Trust, a Delaware business trust that is not controlled by the Company. The underwriters with respect to the TrUEPrS issue subsequently exercised an option resulting in a further issuance of 2,000,000 TrUEPrS (and accordingly, in the issue of a further 4,000,000 TrUEPrS preference shares).

The holders of TrUEPrS receive distributions quarterly in arrears at the rate of 8% per annum on a non-cumulative basis. On December 31, 2047, or the earlier occurrence of certain other exchange events, the holders of TrUEPrS can be required to exchange their TrUEPrS for American depositary shares representing TrUEPrS preference shares, or for cash in some limited circumstances. Until that time, the TrUEPrS preference shares do not pay dividends. After such an exchange event occurs, the TrUEPrS preference shares will automatically convert into non-cumulative preference shares of the company paying a dividend of 8% per annum, if declared.

If a dividend is not paid on the TrUEPrS preference shares, the Company cannot, in certain circumstances, pay distributions, redeem, buy back or reduce capital on any other shares of the Company that rank equally with or junior to the TrUEPrS preference shares.

Holders of the TrUEPrS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per TrUEPrS preference share on a limited number of matters including any proposal to wind-up the Company or any proposal to affect the rights attaching to the TrUEPrS preference shares.

The TrUEPrS preference shares are redeemable, in certain limited circumstances, prior to the fifth anniversary of their issue date, and after the fifth anniversary of the issue date, at the Company’s election at a redemption price of US$12.50 plus accrued dividends, if any. The terms of the TrUEPrS preference shares also provide, subject to certain conditions, for a reduction of the share capital of the TrUEPrS preference shares of US$12.49, followed by a redemption of the outstanding share capital attributed to those shares of US$0.01, and for holders to accept a buy-back offer, if made by the Company at a price of US$12.50 plus accrued dividends, if any, for each TrUEPrS preference share.

In a winding-up of the Company, holders of TrUEPrS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital on the TrUEPrS preference shares in priority to ordinary shareholders. After certain exchange events occur (as referred to above), TrUEPrS preference shares will rank in priority to ordinary shares and equally with other preference shares as to dividends. Presently, the Company’s other preference shares consist of the preference shares issued in connection with National Income Securities, which are described below. Preference shares may also be issued by the Company in connection with its exchangeable capital units.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

(2)               On June 29, 1999, the Company issued 20 million National Income Securities (NIS) at A$100 each. These securities are stapled securities, comprising one fully paid note of A$100 issued by the Company through its New York branch and one unpaid preference share issued by the Company (NIS preference share). The amount unpaid on an NIS preference share will become due in certain limited circumstances, such as if an event of default occurs. If the amount unpaid on an NIS preference share becomes due, the holder can, and must, transfer to the Company the note stapled to that NIS preference share. The transfer of the note to the Company will satisfy the holder’s obligation to pay up the amount on the NIS preference share. The holder will then hold a fully paid NIS preference share.

Each holder of NIS is entitled to non-cumulative distributions based on a rate equal to the Australian 90 day bank bill rate plus 1.25% per annum, payable quarterly in arrears commencing on August 15, 1999. A minimum interest rate of at least 6% per annum was payable until May 15, 2000. Holders of NIS preference shares are not entitled to dividends until the NIS preference shares become fully paid. If the NIS preference shares become fully paid, holders will receive, if declared, a dividend calculated at the same rate and payable on the same basis as for the NIS.

If a dividend is not paid on the NIS preference shares, the Company cannot, in certain circumstances, pay distributions, redeem, buy back or reduce capital on any other shares of the Company that rank equally with or junior to the NIS preference shares.

Holders of the NIS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per NIS preference share on a limited number of matters including any proposal to wind-up the Company or any proposal to affect the rights attaching to the NIS preference shares.

With the prior consent of the Australian Prudential Regulation Authority, the Company may redeem each note for A$100 (plus any accrued distributions) and buy back or cancel the NIS preference share stapled to the note for no consideration. This may take place at any time after the fifth anniversary of the issue date of the NIS or earlier in certain limited circumstances.

NIS have no maturity date, are quoted on the stock market of Australian Stock Exchange Limited and on winding-up of the Company will rank for a return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders. In a winding-up of the Company, the holders of fully paid NIS preference shares issued in connection with the NIS will generally rank equally with the holders of other preference shares of the Company with the same number with respect to priority on payment in a winding-up (as specified in accordance with the Company’s constitution), and will rank for a return of capital on the NIS preference shares in priority to the holders of ordinary shares. Presently, the only other class of preference shares on issue are the preference shares issued in connection with the TrUEPrS, which are described above, and which rank equally with the NIS preference shares with respect to priority on payment in a winding-up.  Preference shares may also be issued by the Company in connection with the exchangeable capital units.

(3)               On March 19, 1997, National Australia Capital Securities (UK) PLC, a controlled entity, received funds following the issue of 40 million exchangeable capital units at US$25 each with a cumulative return of 7 7/8% per annum. Under the terms of the exchangeable capital units, the Company has the option to require the exchange of all, but not part, of the exchangeable capital units at any time for 7 7/8% convertible non-cumulative preference shares of the Company. Holders of the exchangeable capital units or the convertible non-cumulative preference shares have the option at any time to exchange their holdings for ordinary shares of the Company initially at the rate of 1.6365 ordinary shares per exchangeable capital unit or convertible non-cumulative preference share, subject to anti-dilution provisions.

As a result of a holder of exchangeable capital units exercising the option to exchange their holdings for ordinary shares of the Company, the number of exchangeable capital units at September 30, 2002 is 39,999,800.

The Company has the right to redeem all or part of the exchangeable capital units or redeem all or part of the convertible non-cumulative preference shares under a special offer at any time after March 19, 2007, with the prior consent of APRA.

14

Segment information

The following segment information is disclosed in accordance with revised Australian Accounting Standard AASB 1005 “Segment Reporting” (AASB 1005) and US accounting standard, Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131). For the purposes of this note, a business/operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance. The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Chief Executive Officer, as well as other members of senior management.

The Group’s results have been presented under a new organisation structure announced in January 2002 as part of the Positioning for Growth review.  The new structure has created regional integrated financial services teams with broader authority and more control over distribution, products and services.

The Group’s business is organised into five major operating segments: Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Wholesale Financial Services, and Wealth Management.  Financial Services Australia, Europe and New Zealand are the retailing arms of the Group and provide a full range of financial services to customers.  These Financial Services businesses are managed on a regional basis across Australia, Europe, and New Zealand. Wholesale Financial Services is responsible for the Group’s relationships with large corporations, institutions, supranationals and government bodies worldwide.  It comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, Custodian Services and a Support Services unit. Wealth Management manages a diverse portfolio of financial services businesses, comprising Investments, Insurance and Other (Private Bank & Distribution). The Group’s ‘Other’ business segment includes Finance, Technology, Group Funding, People and Culture, Risk Management, Corporate Development and Office of the CEO, as well as HomeSide which manages the Group’s mortgage servicing rights financial assets, and are not considered to be separate reportable operating segments under SFAS 131.

Revenues and expenses directly associated with each business segment are included in determining their result.  Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arms length between segments operating in different countries.

Comparatives for the previous corresponding year have been restated to reflect the current basis of business segmentation.

Business segments

	Financial Services Australia	Financial Services Europe(1)	Financial Services New Zealand	Wholesale Financial Services	Wealth Management	Other	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Current period
Net interest income	3,284	2,362	599	1,077	97	(197)	—	7,222
Non-interest income	1,811	884	281	870	721	2,808	—	7,375
Significant revenue	—	—	—	—	—	2,671	—	2,671
Inter-segment revenue	56	163	2	(18)	(2)	55	(256)	—
Total revenue	5,151	3,409	882	1,929	816	5,337	(256)	17,268
Significant expenses	276	166	6	43	29	2,746	—	3,266
Other expenses	2,797	2,109	339	753	715	2,948	—	9,661
Inter-segment expenses	(155)	31	97	155	189	(61)	(256)	—
Total expenses	2,918	2,306	442	951	933	5,633	(256)	12,927
Profit from ordinary activities before tax	2,233	1,103	440	978	(117)	(296)	—	4,341
Income tax expense	658	370	151	185	(235)	(167)	—	962
Net profit	1,575	733	289	793	118	(129)	—	3,379
Outside equity interest	—	—	—	—	6	—	—	6
Net profit attributable to members of the Company	1,575	733	289	793	112	(129)	—	3,373
Total assets	123,934	67,402	22,466	151,011	46,442	15,549	(49,417)	377,387
Total liabilities	124,233	56,326	22,751	148,110	37,363	14,770	(49,417)	354,136
Acquisition of property, plant and equipment and intangible assets	390	170	56	14	73	88	—	791
Depreciation and amortisation of plant and equipment	206	128	24	14	28	19	—	419
Amortisation of goodwill	—	62	1	—	—	38	—	101
Non-cash expenses other than depreciation and amortisation	510	562	20	283	110	55	—	1,540

15

	Financial Services Australia	Financial Services Europe(1)	Financial Services New Zealand	Wholesale Financial Services	Wealth Management	Other(2)	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Previous corresponding period
Net interest income	3,092	2,168	525	894	77	204	—	6,960
Non-interest income	1,662	977	266	1,050	1,246	1,065	—	6,266
Significant revenue	—	—	—	—	—	5,314	—	5,314
Inter-segment revenue	79	57	7	8	1	145	(297)	—
Total revenue	4,833	3,202	798	1,952	1,324	6,728	(297)	18,540
Significant expenses	—	—	—	—	—	6,866	—	6,866
Other expenses	2,859	2,025	354	807	495	1,155	—	7,695
Inter-segment expenses	(132)	32	109	135	113	40	(297)	—
Total expenses	2,727	2,057	463	942	608	8,061	(297)	14,561
Profit from ordinary activities before tax	2,106	1,145	335	1,010	716	(1,333)	—	3,979
Income tax expense	729	396	112	271	(9)	392	—	1,891
Net profit	1,377	749	223	739	725	(1,725)	—	2,088
Outside equity interest	—	—	—	—	5	—	—	5
Net profit attributable to members of the company	1,377	749	223	739	720	(1,725)	—	2,083
Total assets	110,309	68,770	20,499	154,757	43,548	34,843	(58,006)	374,720
Total liabilities	104,354	56,274	20,666	153,142	35,852	38,881	(58,006)	351,163
Acquisition of property, plant and equipment and intangible assets	605	201	57	29	93	56	—	1,041
Depreciation and amortisation of plant and equipment	177	97	20	12	22	52	—	380
Amortisation of goodwill	—	62	1	—	—	104	—	167
Non-cash expenses other than depreciation and amortisation	492	392	33	310	58	4,076	—	5,361

(1)            Includes the results of Vivid for the years to 30 September 2002 and 2001.

(2)            Includes the results of Michigan National Corporation and its controlled entities up to the date of their sale on 1 April 2001.

16

Geographical segments

The Group has operations in Australia (the Company’s country of domicile), Europe, New Zealand, the United States and Asia.  The allocation of revenue and assets is based on the geographical location in which transactions are booked.  There are no material inter-segment transactions.

	Current Period		Previous Corresponding Period
	$m	%	$m	%
Total operating revenue
Australia	11,425	47.9	12,867	49.1
Europe	6,422	26.9	6,829	26.1
New Zealand	2,194	9.2	2,332	8.9
United States(1)	3,351	14.1	3,193	12.2
Asia	458	1.9	964	3.7
Total revenue	23,850	100.0	26,185	100.0

Total assets(2)
Australia	213,428	56.6	205,364	54.8
Europe	107,169	28.4	95,284	25.5
New Zealand	30,319	8.0	30,051	8.0
United States	17,339	4.6	30,022	8.0
Asia	9,132	2.4	13,999	3.7
Total assets	377,387	100.0	374,720	100.0

Acquisition of property, plant and equipment and intangible assets
Australia	416	52.6	647	62.1
Europe	221	27.9	277	26.6
New Zealand	59	7.5	57	5.5
United States	90	11.4	57	5.5
Asia	5	0.6	3	0.3
Acquisition of property, plant and equipment and intangible assets	791	100.0	1,041	100.0

(1)            Includes the results of Michigan National Corporation and its controlled entities up to the date of their sale on 1 April 2001.

(2)            Includes statutory funds’ assets of $32,743 million at September 30, 2002 (2001: $33,161 million)

17

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029 “Interim Financial Reporting”.  The comments do not take the place of the directors’ report and statement (as required by the Corporations Act) and may be incorporated into the directors report and statement.  For both half-yearly and preliminary final reports, if there are no comments in a section, state NIL.  If there is insufficient space to comment, attach notes to this report.

19.1  Basis of financial report preparation

This report is a general purpose financial report prepared in accordance with the listing rules. It should be read in conjunction with any announcements to the market made by the entity during the period.

19.2  Material factors affecting the revenues and expenses of the economic entity for the current period.

Nil

19.3  A description of each event since the end of the current period which has had a material effect and is not related to matters already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

On 21 October 2002, the first two tranches of the Australian Federal Government’s tax consolidation legislation was determined to be substantively enacted for financial reporting purposes. This may impact the calculation of deferred tax assets and liabilities of certain entities within the Group from that date. The financial effects of this legislation cannot be estimated reliably at this point in time and have not been brought to account in the financial statements for the year ended 30 September 2002.

19.4  Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

With effect from 1 July 2002, Australian tax law requires companies to maintain franking accounts on a tax paid basis. The disclosures below, including the prior year comparatives, therefore reflect the new tax paid basis of measuring franking credits.

The franking credits available to the Group at 30 September 2002, after allowing for tax payable in respect of the current reporting period’s profits that will be subject to Australian income tax, the payment of the final dividend, and the receipt of dividends recognised as receivable at balance date, are estimated to be $nil (2001: $nil).

The franking credits that will be available to the Group at 30 June 2003 (being the end of the Group’s franking year), after allowing for the instalments of tax payable in respect of the 2003 financial year, are estimated to be $nil (2001: $153 million which is restated to $65 million on a tax paid basis).

The extent to which future dividends will be franked will depend on a number of factors including the level of the Group’s profits that will be subject to Australian income tax and any future changes to Australia’s business tax system (including the dividend imputation system) as a result of the Federal Government’s tax reform initiatives.

19.5  Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are thesame as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies - Disclosure).

Revised Australian Accounting Standard AASB1027 “Earnings per Share” has been applied for the year ended 30 September 2002.  The standard introduces changes to the method of calculating earnings per share.  The changes have not had a material impact on earnings per share.  Comparatives have been restated to reflect the change in method of calculating earnings per share.

19.6  Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

Nil

19.7  Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

Refer to Attachment 1.

Annual Meeting

The annual meeting will be held as follows:

Place	Grand Hyatt, Melbourne

Date	Thursday 19/12/2002

Time	2.30 pm

Approximate date the annual report will be available	26/11/2002

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Compliance statement

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues  Group Consensus Views or other standards acceptable to ASX.

This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

This report does give a true and fair view of the matters disclosed.

This report is based on accounts to which one of the following applies.

(Tick one)

☒	The accounts have been audited.

☐	The accounts are in the process of being audited or subject to review.

☐	The accounts have been subject to review.

☐	The accounts have not yet been audited or reviewed.

If the audit report or review by the auditor is not attached, details of any qualifications are attached.

The entity has a formally constituted audit committee.

Sign here:		Date:	7 November 2002
(Company Secretary)

Print name:	Garry F. Nolan

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Attachment 1 - Contingent Liabilities

a) Legal proceedings

The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position.  Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group.  The aggregate of potential liability in respect thereof cannot be accurately assessed.

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.  One such case that has attracted recent publicity is referred to below.

In September 1998, a summons was filed in the Supreme Court of New South Wales (the Supreme Court) by Idoport Pty Limited (Idoport) and Market Holdings Pty Limited (in liquidation)(Market Holdings) against the Company and others.

Market Holdings was placed into voluntary liquidation in September 2000.

Market Holdings’ claim was dismissed on October 17, 2001.

Idoport’s claim was in the range of US$8.3 billion to US$29.3 billion.

The dispute centred around what rights Idoport had arising out of the entry into a consulting agreement by the Company, Idoport and others, and involved the development of a subsidiary Australian Market Automated Quotation (AUSMAQ) System Limited (AUSMAQ).

The damages claim was primarily based upon an allegation that the AUSMAQ business had not been operated and developed as Idoport claimed it should have been.  It was also based on an allegation that Idoport was entitled to a share of the profits of some offerings provided by entities in the Group separately from AUSMAQ.

The Group strongly disputed the claim and prepared an extensive response to the claim.

A cross claim was filed by the Company and another against a number of parties, including Idoport, Market Holdings and Mr John Malcolm Maconochie, for in excess of $31 million.  A defence to that cross claim was filed.  Idoport had a second cross claim against the Company and others.  A defence to the second cross claim was also filed.  The second cross claim was also strongly disputed.

The hearing of the actions commenced on July 24, 2000.

In September 2000, Idoport filed a new claim in the Supreme Court against the Company, MLC Limited (MLC), National OnLine Trading Limited (National OnLine Trading) and others.  That claim included an allegation that Idoport was entitled to a share of the profits of some other offerings provided by entities in the Group, including MLC and National OnLine Trading.  The damages claim was not quantified. The Group also strongly disputed the new claim.

All of the claims referred to above were heard together and the hearing was expected to continue for in excess of 18 months.

On  January 29, 2002 the Supreme Court dismissed the proceedings brought by Idoport on the basis of Idoport’s failure to make payment of security for the Company’s costs ordered by the Supreme Court in September 2001.  Idoport was liable to pay the costs of the dismissed proceedings of the Company and the other defendants.

On February 25, 2002 Idoport filed Holding Summonses for Leave to Appeal to the Court of Appeal of the Supreme Court of New South Wales (the Court of Appeal) from the decision dismissing the proceedings. On May 24, 2002 Idoport filed Summonses for Leave to Appeal which were heard on July 23, 2002.  On August 15, 2002 the Court of Appeal unanimously dismissed the appeals, with costs.

On September 11, 2002 Idoport filed in the High Court Applications for Special Leave to Appeal from the decision of the Court of Appeal.  It is unlikely that these Applications will be heard before early 2003.

On July 10, 2002 the Company and certain other defendants sought and obtained from the Supreme Court an ex parte interim injunction preventing Idoport, John Maconochie and other companies associated with him from commencing similar proceedings in Australia or overseas.  Those proceedings are next before the Court on February 7, 2003.

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b) Contingent liability on the sale of SR Investment, Inc.

The Company and its controlled entity, MSRA Holdings, Inc., have a contingent liability arising in connection with the sale of SR Investment, Inc. (which was the direct holding company of, HomeSide Lending, Inc., at the time of the sale) to Washington Mutual Bank, FA. (WaMu).  Under the sale agreement, the Company and MSRA Holdings, Inc. have given customary warranties and indemnities in respect of SR Investment, Inc. and HomeSide Lending, Inc. and their business, assets and liabilities.  In some cases, those representations, warranties and indemnities include various time limitations and liability caps and restrictions.  In addition, final closing adjustments to the sale price are expected during the March 2003 half-year which will reflect differences between the interim estimate price paid and the final valuation of the assets and liabilities of SR Investment, Inc.  This adjustment may be an amount refundable by MSRA Holdings, Inc. or payable by WaMu.  The maximum potential loss arising from the contingent liability to WaMu will depend upon the type of warranty or indemnity claimed by WaMu, if any, and final valuation parameters.  As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to WaMu.  It is not envisaged that any material unrecorded loss is likely to arise from this contingent liability.

c) Contingent liability on the sale of HomeSide operating assets

The Company has a contingent liability arising in connection with the sale of certain assets to WaMu.  Under the sale agreement and related transaction documentation, the Company, has given customary warranties and indemnities to WaMu.  The maximum potential loss arising from the contingent liability to WaMu will depend upon the type of warranty or indemnity claimed by WaMu, as the maximum liability under some of the warranties and indemnities is subject to various caps.  As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to WaMu.  It is not envisaged that any material unrecorded loss is likely to arise from this contingent liability.

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SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date:	7 November 2002	Title:	Associate Company Secretary

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